UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C/A

UNDER THE SECURITIES ACT OF 1933

(Mark one.)
☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☒ Form C/A: Amendment to Offering Statement
    ☒ Check box if Amendment is material and investors must reconfirm within five business days.
        Nature of the Amendment: Disclosure of Material Development
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer:
Two Rivers Solar LLC (the "Project Company")

Legal status of issuer:

    Form:
    Limited Liability Company

    Jurisdiction of Incorporation/Organization:
    Georgia

    Date of organization:
    August 24, 2022

Physical address of issuer:
301 N. Lake Avenue, Suite 950
Pasadena, CA 91101

Website of issuer:
http://www.solariant.com/case-studies

Is there a Co-issuer?
☒ Yes
☐ No

Name of Co-issuer:
Two Rivers Solar CF SPV I LLC (the "Crowdfunding Vehicle")

Legal status of Co-Issuer:

    Form:
    Limited Liability Company

    Jurisdiction of Incorporation/Organization:
    Georgia

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Date of organization:
February 29, 2024

Physical address of Co-issuer:
301 N. Lake Avenue, Suite 950
Pasadena, CA 91101

Website of Co-issuer:
http://www.solariant.com/case-studies

Name of Intermediary through which the Offering will be conducted:
Andes Capital Group, LLC (the "Intermediary")

   CIK number of intermediary:
   0001348811

   SEC file number of intermediary:
   008-67202

   CRD number, if applicable, of intermediary:
   139212

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering:
The Intermediary will receive a commission equal to two and a half percent (2.5%) of the amount raised in the Offering.

Any other direct or indirect interest in the issuer held by the Intermediary, or any arrangement for the intermediary to acquire such an interest:
None.

Type of security offered:
Units of membership interest of the Crowdfunding Vehicle (the "Crowdfunding Units") representing Class B Units of membership interest of the Project Company (the "Project Company Units") (together, the "Units").

Target number of Securities to be offered:
50,000 Units

Price (or method for determining price):
$1.00 per Unit

Target offering amount:
$50,000 (the "Minimum Offering Amount")

Oversubscriptions accepted:
☒   Yes
☐   No
Oversubscriptions will be allocated:
☐   Pro-rata basis
☐   First-come, first-served basis
☒   Other; At the Company's discretion

Maximum offering amount (if different from target offering amount):
$1,235,000

Deadline to reach the target offering amount:

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11:59 p.m. PST on August 29, 2024.

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned. Affiliates of our company, including officers, directors, and existing stockholders of our company, may invest in this offering and their funds will be counted toward us achieving the target amount.

Current number of employees:
0

Summary financial information for the Two Rivers Solar LLC is provided below for the fiscal year ended December 31, 2023 (most recent fiscal year-end) and 2022 (prior fiscal year end).

	Most recent fiscal year-end (2023)	**Prior fiscal year-end (2022)**
Total Assets	$473	$75,000
Cash & Cash Equivalents	$0	$0
Accounts Receivable	$473	$75,000
Short-term Debt	$574,150	$203,058
Long-term Debt	$0	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$143,592	$47,388
Taxes Paid	$302,027	$80,670
Net Income	$(445,619)	$(128,058)

The jurisdictions in which the issuer intends to offer the Units:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

AMENDED OFFERING STATEMENT

Two Rivers Solar LLC



Offering of a

Target of 50,000 Crowdfunding Units
at $1.00 per Unit ($50,000),
representing 50,000 Project Company Units

up to a

Maximum of 1,235,000 Crowdfunding Units
at $1.00 per Unit ($1,235,000),
representing 1,235,000 Project Company Units*

Address for Notices and Inquiries:	With a Copy of Notices to:
Two Rivers Solar LLC	**Bevilacqua PLLC**
Daniel Kim	**Louis A. Bevilacqua, Esq.**
Chief Executive Officer	**1050 Connecticut Ave., NW, Suite 500**
301 N. Lake Avenue, Suite 950	**Washington, DC 20036**
Pasadena, CA 91101	**202.869.0888**
dkim@solariant.com	**lou@bevilacquapllc.com**

The date of this Amended Offering Statement is August 19, 2024

*The total number of units issued may be more than 1,235,000 units as the result of the issuance of bonus units as described elsewhere in this Amended Offering Statement. However, under no circumstances shall the dollar amount raised in this offering exceed $5,000,000 within any 12-month period on a rolling basis.

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EXPLANATORY NOTE

We are filing this amendment on Form C/A to the Form C of the Co-Issuers, as last amended by the Form C/A filed on May 29, 2024 to attach an updated version of our Offering Page on the Intermediary's Platform, and to disclose the following material adverse development with respect to a certain power purchase agreement for the future sale of power related products, or "PPA", dated May 14, 2024, by and between the Project Company and a large company we refer to as the "Buyer", who's name we cannot disclose due to various confidentiality and non-disclosure provisions. You should note that these non-disclosure and confidentiality provisions also prohibit us from discussing any specifics regarding the PPA, and as such, any disclosure regarding the PPA will be in general terms.

Pursuant to the PPA, the fixed price at which the Project Company is obligated to sell certain power related products to the Buyer was negotiated based on a myriad of factors which included the price of equipment and cost of construction. Shortly after executing the PPA, the price of equipment and cost of construction rose quickly and dramatically due to the U.S.'s imposition of new tariffs and other factors that were unknown as of the date of execution of the PPA. As a result of the significant increases in the price of equipment and cost of construction, the PPA's fixed price is no longer economically viable. On or around June 6, 2024, we notified the Buyer of our desire to renegotiate an increase in the fixed price under the PPA and have been endeavoring to renegotiate since that date. Thereafter, on June 20, 2024, we received a notice of default from the Buyer for failure of the Project Company to post a substantial letter of credit under the PPA, the posting of which became not viable due to the pricing issue.

While it is possible that project costs could decrease, and the fixed price could again become economically viable, such results are not guaranteed, could take significant amount of time to occur, and could cause a significant delay in project's completion schedule. It is also possible that the Buyer could elect to exercise other remedies under the PPA, which could have a material adverse effect on our business, financial condition, and results of operations. Such remedies could include termination of the PPA, a claim for damages and the retention of the right to enter into a similar agreement with us at the same or lower price for several years. See the risk factor beginning with "*We have received a notice of default for failure to perform a material obligation under the PPA. . .*" for more information.

To mitigate the risks described above and elsewhere in the Risk Factors section of this Form C/A, we are amending, via this amendment, the terms of the offering such that the investors herein will receive the right to cause the Company to redeem their Units for 110% of the aggregate purchase price thereof, referred to as the "Redemption Right", upon their execution and our acceptance of the subscription agreement for our Units and issuance of such Units to any such investors. The Redemption Right will expire with respect to all Units issued in this Offering after 90 days following the date of issuance of the Units. Investors should note that they will forfeit their Bonus Units if they decide to have us redeem their shares pursuant to the Redemption Right.

For the avoidance of doubt, a redemption by an investor as described herein will cause the Project Company to redeem a pro rata number of the Crowdfunding Units corresponding to the number of Project Company Units which the investor is electing to have us redeem.

AMENDED OFFERING STATEMENT

Two Rivers Solar LLC



Offering of a
Target of 50,000 Crowdfunding Units at $1.00 per Unit ($50,000),
representing 50,000 Project Company Units

up to a Maximum of
1,235,000 Crowdfunding Units at $1.00 per Unit ($1,235,000),
representing 1,235,000 Project Company Units

Purchase Price Per Unit: $1.00

Two Rivers Solar LLC, which we refer to as the "Project Company" or "Two Rivers Solar", and Two Rivers Solar CF SPV I LLC, which we refer to as "Two Rivers SPV" or the "Crowdfunding Vehicle", and together with the Project Company, the "Co-Issuers", are conducting a co-issuer crowdfunding offering, or the "Offering", of a minimum of 50,000 Crowdfunding Units at $1.00 per Unit, representing 50,000 Project Company Units, and a maximum of 1,235,000 Crowdfunding Units at $1.00 per Unit, representing 1,235,000 Project Company Units. Together, the Project Company Units and Crowdfunding Units are referred to as the "Units". We may issue more than 1,235,000 Units as the result of the issuance of bonus units as described elsewhere in this Offering Statement, which we refer to as the "Offering Statement", as the same may be amended from time to time. However, under no circumstances shall the dollar amount raised in this Offering exceed $5,000,000 within any 12-month period on a rolling basis. The minimum investment that you may make is $250.

We are conducting this Offering pursuant to Section 4(a)(6) of the Securities Act of 1933, or the "Securities Act", Regulation Crowdfunding thereunder, and Rule 3a-9 of the Investment Company Act of 1940, which we refer to as "Rule 3a-9" and the "ICA", respectively. Your investment in the Project Company will be made through the Crowdfunding Vehicle, a special-purpose investment vehicle that is exempt from registration under the ICA pursuant to Rule 3a-9 thereunder.

We are offering the Units to prospective investors through the crowdfunding platform available at https://tworiversinvest.com and each subdomain thereof, which we refer to as the "Platform". Andes Capital Group, LLC, which we refer to as the "Intermediary", operates the Platform, is registered with the Securities and Exchange Commission, which we refer to as the "SEC", as a broker-dealer, and is a member of the Financial Industry Regulatory Authority, which we refer to as "FINRA". We are required to pay the Intermediary a commission equal to two and a half percent (2.5%) of the gross proceeds from this Offering.

	Offering Price	Intermediary Commissions [1]	Proceeds to Company [2]
Per Unit	$1.00	$0.025	$0.975
Targeted Units Sold	$50,000.00	$1,250.00	$48,750.00
Maximum Units Sold	$1,235,000 [3]	$30,875	$1,204,125

(1) In addition to the commission payable to the Intermediary, we will incur Offering costs. The Offering costs primarily consist of legal and accounting expenses payable to our counsel and accounting firm. We expect that the Offering costs will total approximately $36,467, not including marketing costs. We are required to pay the Intermediary a commission equal to two and a half percent (2.5%) of the amount raised in the Offering. Any Offering costs attributable to the Crowdfunding Vehicle will be borne by the Project Company.

(2) No assurance can be given that all or any portion of the securities offered hereby will be sold. Your funds will be held in an escrow account established by the Intermediary with North Capital Private Securities Corporation, in compliance with applicable securities laws, until the Minimum Offering Amount is reached. The subscription amount for the

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Crowdfunding Units may be paid to the escrow account by wire transfer or other electronic funds transfer in accordance with the instructions provided on the Platform and will be held in escrow until satisfaction of all the conditions to the closing. The closing of this Offering is subject to, among other things, subscriptions for the $50,000 minimum amount being received in the escrow account from qualified investors, which qualified investors may include executive officers and directors of our company and their affiliates. This Offering may be closed at any time after the Minimum Offering Amount is sold hereunder, in one or more closings, and on or before the deadline identified at the beginning of this Offering Statement. If we do not raise the minimum amount offered by such a deadline, then we will return all funds received in the escrow account to investors without interest.

(3)   We may issue more than 1,235,000 Units as the result of the issuance of bonus units as described elsewhere in this Offering Statement. However, under no circumstances shall the dollar amount raised in this offering exceed $5,000,000 within any 12-month period on a rolling basis.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

The Co-Issuers will file a report with the SEC annually and post the report on the Project Company's website no later than 120 days after the end of each fiscal year covered by the report. We may terminate our reporting obligations in the future in accordance with Rule 202(b) of Regulation Crowdfunding, or "Regulation CF" or "Regulation Crowdfunding" (§227.202(b)) by (1) being required to file reports under Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended, (2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, (3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, (4) the repurchase of all the Units sold in this Offering by the Company or another party, or (5) the liquidation or dissolution of the Company.

The Crowdfunding Units may not be transferred by any investor during the one-year period beginning when the units are issued unless the units are transferred: (i) to the Company; (ii) to an "accredited investor" as defined in Rule 501(a) of Regulation D; (iii) as part of an offering registered with the SEC; or (iv) to a member of the family of the investor or the equivalent, to a trust controlled by the investor, to a trust created for the benefit of a member of the family of the investor or the equivalent, or in connection with the death or divorce of the investor or other similar circumstance. In addition, there is no ready market for the sale of the Crowdfunding Units, and it may be difficult or impossible for an investor to sell or otherwise dispose of the units. Furthermore, the investors are not permitted to assign the units without the Company's prior written consent in accordance with the terms of the Crowdfunding Vehicle's Operating Agreement.

No person other than the Co-Issuers is authorized to provide prospective investors with any information concerning the Company or the Offering or to make any representation that is not contained in this Offering Statement. To invest in the units, each prospective investor will be required to (i) register for an investor account with the Platform, (ii) make representations regarding the investor's investment eligibility and complete a questionnaire to demonstrate his or her understanding of the risks involved in investing in the units and (iii) execute the Subscription Agreement. The Co-Issuers reserve the right to modify any of the terms of the Offering and the units at any time before the Offering closes.

<center>CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS</center>

Certain information contained in this Offering Statement constitutes "forward-looking statements" that can be identified by the use of forward-looking terminology such as "may," "will," "should," "expect," "anticipate," "estimate," "intend," "continue," or "believe" or the negatives or variations thereof. Furthermore, any forecasts or other estimates in this Offering Statement, including estimates of returns or performance, are "forward-looking statements" and are based upon certain

585691.4

assumptions that may change. Due to various risks and uncertainties, actual events or results or the actual performance of the units may differ materially from those contemplated in such forward-looking statements. Moreover, actual events are difficult to project and often depend upon factors that are beyond the control of the Co-Issuers or the Platform. Neither the delivery of this Offering Statement at any time nor any sale of units under this Offering Statement will, under any circumstances, create an implication that the information contained herein is correct as of any time after the earlier of the relevant date specified herein or the date of this Offering Statement.

We are responsible for the information contained in this Offering Statement. Certain market data and other statistical information contained in this Offering Statement are based on information from independent industry organizations, publications, surveys, and forecasts. Some market data and statistical information contained in this Offering Statement are also based on management's estimates and calculations, which are derived from our review and interpretation of the independent sources listed above, our internal research, and our knowledge of our industry. While we believe such information is reliable, we have not independently verified any third-party information, and our internal data has not been verified by any independent source.

TABLE OF CONTENTS

LIST OF EXHIBITS

Exhibit A	Subscription Agreement
Exhibit B	Two Rivers Solar LLC Amended and Restated Limited Liability Company Operating Agreement (the "Project Company Operating Agreement")
Exhibit C	Two Rivers Solar CF SPV I LLC Amended and Restated Limited Liability Company Operating Agreement (the "Crowdfunding Vehicle Operating Agreement")
Exhibit D	Financial Statements of Two Rivers Solar LLC
Exhibit E	Financial Statements of Two Rivers Solar CF SPV I LLC
Exhibit F	Development Services Agreement
Exhibit G	Offering Page
Exhibit H	TTW Material

Co-Issuers:	Two Rivers Solar LLC is a Georgia limited liability company, the Project Company, and a Co-Issuer in this Offering. The Project Company may engage in any activity permitted by law and exercise any powers permitted to limited liability companies organized under the Georgia Limited Liability Company Act that are incidental to or necessary, suitable, or convenient for the accomplishment of the development, construction, ownership, operation, financing, and sale of the Project. Two Rivers Solar CF SPV I LLC is a Georgia limited liability company, the Crowdfunding Vehicle, and a Co-Issuer in this Offering. The Crowdfunding Vehicle is organized and operated for the sole purpose of directly acquiring, holding, and disposing of securities issued by the Project Company and raising capital in one or more offerings made in compliance with Regulation Crowdfunding. Throughout this Offering Statement, we refer to these two entities together as the "Co-Issuers", "we", "us", "our", or similar terms.
Project; Project Developer:	The Two Rivers Project is a utility-scale solar (power plant) project located in Georgia, which we refer to as the "Project". Solariant Capital, LLC has been engaged as the developer of the Project. Solariant Capital, LLC is also the manager of the Crowdfunding Vehicle, the indirect beneficial owner of all of the issued and outstanding Class A Units of the Project Company which are owned by the Project Company's manager, and the indirect manager of the Project Company Manager by virtue of being the manager of Solariant Holdings LLC, which is the manager of the Project Company Manager. See "*Principal Security Holders*" , "*The Company* - and "*Securities Being Offered – Description of Co-Issuers' Securities*" for more information.
Rule 3a-9 of the Investment Company Act of 1940:	This Offering involves the use of a Crowdfunding Vehicle in accordance with Rule 3a-9 of the Investment Company Act of 1940. Under Rule 3a-9, an issuer offering securities in accordance with Regulation Crowdfunding may facilitate that offering through a crowdfunding vehicle that will be deemed not to be an investment company under the Investment Company Act if the vehicle: (1) Is organized and operated for the sole purpose of directly acquiring, holding, and disposing of securities issued by a single crowdfunding issuer and raising capital in one or more offerings made in compliance with Regulation Crowdfunding (17 CFR § 227.100 through 504); (2) Does not borrow money and uses the proceeds from the sale of its securities solely to purchase a single class of securities of a single crowdfunding issuer; (3) Issues only one class of securities in one or more offerings under Regulation Crowdfunding in which the crowdfunding vehicle and the crowdfunding issuer are deemed to be co-issuers under the Securities Act (15 U.S.C. 77a et seq.); (4) Receives a written undertaking from the crowdfunding issuer to fund or reimburse the expenses associated with its formation, operation, or winding up, receives no other compensation, and any compensation paid to any person operating the vehicle is paid solely by the crowdfunding issuer; (5) Maintains the same fiscal year-end as the crowdfunding issuer; (6) Maintains a one-to-one relationship between the number, denomination, type and rights of crowdfunding issuer securities it owns and the number,

denomination, type and rights of its securities outstanding;

(7) Seeks instructions from the holders of its securities with regard to:

(i) The voting of the crowdfunding issuer securities it holds and votes the crowdfunding issuer securities only in accordance with such instructions; and

(ii) Participating in tender or exchange offers or similar transactions conducted by the crowdfunding issuer and participates in such transactions only in accordance with such instructions;

(8) Receives, from the crowdfunding issuer, all disclosures and other information required under Regulation Crowdfunding and the crowdfunding vehicle promptly provides such disclosures and other information to the investors and potential investors in the crowdfunding vehicle's securities and to the relevant intermediary; and

(9) Provides to each investor the right to direct the crowdfunding vehicle to assert the rights under State and Federal law that the investor would have if he or she had invested directly in the crowdfunding issuer and provides to each investor any information that it receives from the crowdfunding issuer as a shareholder of record of the crowdfunding issuer.

Because of our reliance on Rule 3a-9 and utilization of a crowdfunding vehicle, your investment in this Offering will result in the purchase and ownership of Crowdfunding Units and not the Project Company's Class B Units. The Crowdfunding Vehicle will not perform any acts other than those necessary to remain duly qualified as a Georgia limited liability company and to comply with the informational requirements of Regulation Crowdfunding and Rule 3a-9.

The Crowdfunding Vehicle will use the proceeds from the sale of its units solely to purchase the Project Company's Class B Units. Likewise, the Crowdfunding Vehicle will not hold any property or funds other than the Project Company's Class B Units

Units:	The Project Company is authorized to issue 18,500,000 units of membership interests, consisting of Class A Units and Class B Units. The Class B Units are being offered at a price of one dollar ($1.00) per Unit. See "*Securities Being Offered*" and "*Dilution*" below for more information.
	The Crowdfunding Vehicle is authorized to issue 3,000,000 units of membership interests which are referred to as Crowdfunding Units. The Crowdfunding Units are being offered at a price of one dollar ($1.00) per Unit. See "*Securities Being Offered*" and "*Dilution*" below for more information.
	The Units (i) have the rights and obligations ascribed to them in the Operating Agreements; (ii) will not be certificated unless otherwise determined by the Managers; (iii) will be recorded in a schedule of Membership Interests maintained by the Managers; (iv) will be transferable only upon compliance with the provisions of transfer set forth in the Operating Agreements; and (v) will be personal property.
Bonus Units	This Offering involves a bonus structure based on the timing of an investment relative to the remaining number of units for sale. Bonus Crowdfunding Units will be distributed to investors based on tiers:
	Tier 1: Individuals who purchase units in this Offering until 370,500 units are sold will receive one (1) additional unit for every five (5) units purchased.

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	Tier 2: Individuals who purchase units in this Offering after 370,500 units have been sold until 741,000 units are sold will receive one (1) additional unit for every ten (10) units purchased.
	Tier 3: Individuals who purchase units in this Offering after 741,000 units have been sold until 988,000 units are sold will receive one (1) additional unit for every 20 units purchased.
	Tier 4: Individuals who purchase units in this Offering after 988,000 units have been sold will not receive any bonus units.
	For example, if the first investor in this Offering purchases 1,000 units, they will receive 200 bonus units as a Tier 1 investor. After 370,500 units are sold, and until 741,000 units have been sold under this Offering, an investor who purchases 1,000 units will receive 100 bonus units as a Tier 2 investor. After 741,000 units are sold, and until 988,000 units have been sold under this Offering, an investor who purchases 1,000 units will receive 50 bonus units as a Tier 3 investor. Finally, any investor in this Offering after 988,000 units are sold will not receive any bonus units.
	For each bonus Crowdfunding Unit issued to the investors in this offering, the Project Company will issue an identical amount of Class B Units to the Crowdfunding Vehicle. See "*The Offering*" for more information.
Managers:	Solariant Capital, LLC, a California limited liability company, is the manager of the Crowdfunding Vehicle. We sometimes refer to Solariant Capital, LLC as the "Crowdfunding Vehicle Manager" in this Offering Statement.
	Two Rivers Solar Holdings LLC, a Delaware limited liability company, is the sole Class A Unitholder and Manager of the Project Company. We sometimes refer to Two Rivers Solar Holdings LLC as the "Project Company Manager" in this Offering Statement. The Project Company Manager is the wholly-owned subsidiary of Solariant Holdings, LLC, a Delaware limited liability company that is wholly-owned by Solariant Capital, LLC, which is also the Crowdfunding Vehicle Manager. See "*Principal Security Holders*" and "*Securities Being Offered – Description of Co-Issuers' Securities*" for more information.
	The Crowdfunding Vehicle Manager and the Project Company Manager are sometimes referred to collectively as the Managers in this Offering Statement.
Manager Loyalty Program	We have committed to issue one (1) bonus Unit for every twenty (20) Units purchased by any person who previously invested in the equity securities of an entity under management of the Crowdfunding Vehicle Manager, Solariant Capital, LLC, in a Regulation Crowdfunding offering that was completed or terminated prior to the filing of this Offering Statement. See "*The Offering*" for more information.
Minimum Offering Amount; Oversubscriptions Accepted; Maximum Offering Amount	The Minimum Offering Amount is 50,000 Units, or $50,000, and the Maximum Offering Amount is 1,235,000 Units, or $1,235,000.
	We may issue more units than the Maximum Offering Amount because of the bonus units described above and elsewhere in this Offering Statement. However, under no circumstances shall the dollar amount raised in this offering exceed $5,000,000 in any 12-month period. Over subscriptions will be accepted in a manner determined by the Managers of the Co-Issuers.
Voting Rights:	The Units being offered in this Offering have no voting rights associated with them. See "*Securities Being Offered – Description of Co-Issuers' Securities*" for more information.

Other Activities:	Notwithstanding any duty otherwise existing at law or in equity, any Member, Manager, or any affiliate of any Member or the Manager may engage in or possess an interest in other business ventures of every nature and description, independently or with others, even if such activities compete directly with the business of the Company, and neither the Company nor any of the Members will have any rights by virtue of the Operating Agreement in and to such independent ventures or any income, profits or property derived from them.
Necessary Financing:	We do not expect the Project Company to generate revenue until we engage in a sale of the Project to a long-term buyer who will construct and operate the Project. Accordingly, for the foreseeable future, we will continue to be dependent on additional financing to maintain operations and continue our corporate activities. We estimate that we will need to raise or fund approximately $3,936,306 to fully develop the Project. As such, we intend to engage in future offerings of the Crowdfunding Units. We may also (i) conduct offerings of the Project Company's Class A Units in private placements to accredited investors pursuant to Rule 506(b) of Regulation D. Notwithstanding the forgoing, it is possible that the Project is sold before it is fully developed.
Development Services Agreement:	The Project Company and Solariant Capital, LLC have executed a Development Services Agreement pursuant to which Solariant Capital, LLC will provide commercial project development services to the Project Company as its Project Development Manager in exchange for a project management fee of $25,000 per month. Such Development Services Agreement is attached hereto as Exhibit F. The project management fee has been accruing since September 26, 2022, when the Project secured control of the development site through a land lease option agreement. The Project Company expects to pay the Project Development Fee out of the net proceeds of this Offering. See "*The Offering - Use of Proceeds*" for more information.

The Project Company may remove Solariant Capital, LLC as the Project Development Manager and appoint a new Project Development Manager under certain circumstances, on the terms and conditions set forth therein. However, Solariant Capital LLC's indirect wholly-owned subsidiary, Two Rivers Solar Holdings, LLC, is the owner of all of the issued and outstanding voting Class A Units of the Project Company, and as such, the Project Company cannot remove Solariant Capital, LLC as the Project Development Manager unless Two Rivers Solar Holdings, LLC approves such removal. We do not expect that Two Rivers Solar Holdings, LLC will have grounds to approve any such removal of Solariant Capital, LLC as the Project Development Manager in the foreseeable future. |
| **Distributions:** | Except as otherwise provided in the Operating Agreements, distributions of distributable cash made to the Members will be made in the following order of priority at the Project Company level and repeated at the Crowdfunding Vehicle level:

(a) First, to the Members, pari-passu and pro-rata, in proportion to the relative Unreturned Capital Contributions of such Members, until the Unreturned Capital Contributions of the Members are reduced to zero; and

(b) Thereafter, to the Members in proportion to their percentage interests in the Company in proportion to their Units. |
| **Dilution:** | Two Rivers Solar Holdings, LLC, the Project Company Manager and owner of all of the issued and outstanding Class A Units of the Project Company, which is also an indirect, wholly-owned subsidiary of the Crowdfunding Vehicle Manager, has agreed to the automatic cancelation and termination (without any further action thereby) of a number of its Class A Unit holdings equal to the number of additional Units issued in this Offering, or Class A Units and/or Class B Units issued in any future offering of |

	the Project Company.
	By way of example, given that the Project Company Manager owns 18,459,679 Class A Units, if the Maximum Offering Amount of 1,235,000 Class B Units are issued as a result of this Offering, then upon such issuance, 1,235,000 Class A Units held by Project Company Manger would automatically be canceled and terminated, and the Project Company Manager would then hold 17,224,679 Class A Units. As such, investors in this offering will not suffer any dilution of their indirect ownership percentage because of any future securities offerings conducted by the Co-Issuers or the Project Company alone; only the Project Company Manager's ownership percentage shall be diluted. However, investors in this offering will suffer an immediate and substantial dilution of the net tangible book value of their Crowdfunding Units due to the Class A Unit holdings of the Project Company Manager.
Authority of the Managers:	Subject to the Operating Agreements, the Crowdfunding Vehicle Manager and the Project Company Manager have the full power and authority on behalf of the Crowdfunding Vehicle and Project Company, respectively, to conduct, direct, and exercise control over all their activities, manage and administer their business and affairs, and do or cause to be done any and all acts considered by the Co-Issuer's respective Managers to be necessary or appropriate to conduct their business. The Crowdfunding Vehicle Manager is also the beneficial owner of all of the issued and outstanding voting Class A Units of the Project Company via its indirect, 100% ownership of the Project Company Manager.
Costs; Compensation to the Manager; Expenses	All costs and expenses of the Crowdfunding Vehicle, including any compensation payable to the Crowdfunding Vehicle Manager, will be paid by the Project Company as contemplated in the Crowdfunding Vehicle Operating Agreement.
Partnership Status and Tax Elections:	The Co-Issuers will be taxed as a partnership for United States federal, state, and local income tax purposes. The Members agree not to elect to be excluded from the application of Subchapter K of Chapter 1 of Subtitle A of the Code or any similar state statute and agree not to elect for the Crowdfunding Vehicle to be treated as a corporation, or an association taxable as a corporation, under the Code or any similar state statute.
Admission of Members:	No Person will be admitted to the Crowdfunding Vehicle as a substitute or additional Member without the prior written consent of the Crowdfunding Vehicle Manager (which consent may be withheld at the sole and absolute discretion of the Crowdfunding Vehicle Manager).
Transfer of Membership Interests:	Except as otherwise provided in the Crowdfunding Vehicle Operating Agreement, no Member may, directly or indirectly, sell, assign, transfer, mortgage, pledge, encumber, hypothecate, or otherwise dispose of, whether voluntarily, by operation of law or otherwise all or any of the Member's Crowdfunding Units without the prior written consent of the Crowdfunding Vehicle Manager (which consent may be given or withheld in the Crowdfunding Vehicle Manager's sole and absolute discretion).
Liquidation by the Project Company:	Upon the approval of a liquidation as set forth in the Project Company Operating Agreement, the winding up of the Project Company's affairs will be supervised by, the Project Company Manager as the "Project Company Liquidator". Pursuant to the Project Company Operating Agreement, the Project Company Liquidator will carry out the following acts: Pay Debts. The Project Company Liquidator will pay all of the debts and liabilities of

	the Project Company or otherwise make adequate provision therefor;
	Sale of Company Property. The Project Company Liquidator may sell any or all Company property for what the Liquidator believes in good faith to be its fair market value; and
	Distribute Assets. All remaining assets of the Project Company will be distributed as follows:
	First, to creditors (other than Members and former Members) in satisfaction of all of the Company's debts and other liabilities;
	Second, to creditors that are Members, including the Crowdfunding Vehicle; and
	Thereafter, the balance, if any, to the Members, including the Crowdfunding Vehicle, in the order and priority set forth in the Distribution section of the Project Company's Operating Agreement.
Liquidation by the Crowdfunding Vehicle:	Upon the occurrence of a liquidation as set forth in the Crowdfunding Vehicle Operating Agreement or any liquidation by the Project Company, the winding up of the Crowdfunding Vehicle's affairs will be supervised by a "Crowdfunding Vehicle Liquidator". The Crowdfunding Vehicle Liquidator will be the Crowdfunding Vehicle Manager. The steps to be accomplished by the Crowdfunding Vehicle Liquidator are as follows:
	Distribute Assets. All remaining assets of the Crowdfunding Vehicle will be distributed as follows:
	First, to Members and former Members of the Crowdfunding Vehicle in satisfaction of debts owed to such Members; and
	Thereafter, the balance, if any, to the Members in the order and priority set forth in the Distribution section of the Crowdfunding Vehicle Operating Agreement.
Redemption Right	Pursuant to the subscription agreement which investors will sign as a condition of their investment in the Units, we are granting such investors the right to cause the Company to redeem their Units for 110% of the aggregate purchase price paid thereby for such Units, at any time during the 90 day period following the issuance of each Unit. However, investors should note that they forfeit their Bonus Units if they elect to have us redeem their units pursuant to the Redemption Right. See "*Explanatory Note*" and the risk factors beginning with "*We have received a notice of default for failure to perform a material obligation under the PPA. . .*" and "*Investors should note that they will forfeit their Bonus Units if they decide to have us redeem their shares pursuant to the Redemption Right*" for more information.

**THE COMPANY**

1. **Name of Issuer.**

The names of the Co-Issuers are Two Rivers Solar LLC and Two Rivers Solar CF SPV I LLC. The Co-Issuers are Georgia limited liability companies.

Two Rivers Solar CF SPV I LLC is a Crowdfunding Vehicle organized to directly acquire, hold, and dispose of securities issued by a single crowdfunding issuer, Two Rivers Solar LLC, and raise capital in one or more offerings made in compliance with Regulation Crowdfunding.

Managers of the Co-Issuers

Solariant Capital, LLC, a California limited liability company, is the manager of the Crowdfunding Vehicle. We sometimes refer to Solariant Capital, LLC as the "Crowdfunding Vehicle Manager" in this Offering Statement. The Crowdfunding Vehicle does not have any executive officers, employees, or directors. Solariant Capital, LLC is also the indirect manager of the Project Company Manager by virtue of being the manager of Solariant Holdings LLC, which is the manager of the Project Company Manager.

Two Rivers Solar Holdings LLC, a Delaware limited liability company, is the sole Class A Unitholder and Manager of the Project Company. We sometimes refer to Two Rivers Solar Holdings LLC as the "Project Company Manager" in this Offering Statement. The Project Company Manager is the wholly-owned subsidiary of Solariant Holdings, LLC, a Delaware limited liability company that is wholly-owned by Solariant Capital, LLC, which is also the Crowdfunding Vehicle Manager. See "*Principal Security Holders*" and "*Securities Being Offered – Description of Co-Issuers' Securities*" for more information.

**ELIGIBILITY**

2. **[X] Check this box to certify that all of the following statements are true for the issuer:**

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

- Not an investment company registered or required to be registered under the Investment Company Act of 1940.

- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).

- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this Offering Statement (or for such shorter period that the issuer was required to file such reports).

- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. **Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding? [   ] Yes   [X] No**

**EXECUTIVE OFFICERS AND DIRECTORS**

4. **Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer:**

5.   **Provide the following information about each officer (and any persons occupying similar status or performing a similar function) of the issuer:**

Crowdfunding Vehicle

The Crowdfunding Vehicle does not have any executive officers or directors and does not intend to hire or retain any executive officers or directors in the future because it was organized for the sole purpose of directly acquiring, holding, and disposing of securities issued by the Project Company and raising capital in one or more offerings made in compliance with Regulation Crowdfunding, like this Offering. Instead, the Crowdfunding Vehicle Manager manages the business and affairs of the Crowdfunding Vehicle in accordance with the Crowdfunding Vehicle Operating Agreement and Rule 3a-9 of the Investment Company Act.

Project Company

The following individuals have been retained as executive officers of the Project Company pursuant to the Project Company Operating Agreement to maximize operational efficiencies with respect to official acts by the Project Company. For the avoidance of doubt, such individuals are not being compensated or hired as employees of the Project Company. The Project Company does not have any directors.

Daniel Kim, Chief Executive Officer and President

Daniel Kim has served as the Chief Executive Officer and President of Two Rivers Solar LLC, pursuant to the Project Company Operating Agreement, since the Project Company Operating Agreement was executed on May 21, 2024. In 2012, Daniel Kim founded Solariant Capital to pursue renewable energy project development opportunities in Japan. There, Mr. Kim oversaw the development and financing of 13 utility-scale renewable energy projects, including three (3) biomass power plants and ten (10) solar plants. Mr. Kim is currently developing multiple solar and biomass projects in Japan, and through Solariant's wholly-owned subsidiary, Lumino Biomass Fuel Inc., he is developing renewable energy power plant projects and sustainable biofuel projects in the Philippines. In the U.S., the Solariant Capital team is developing more than 14 utility-scale solar and energy storage projects with almost 1.9 GWdc of capacity. Mr. Kim also founded a fintech platform to provide investors with direct access to renewable energy projects through crowdfunding. In January 2019, Mr. Kim oversaw the launch of the Solariant Renewable Energy Fund I ("SREF I"), which invests in development-stage renewable energy projects.

Prior to founding Solariant, Mr. Kim served as Accend Energy's Vice President of Strategy & Business Development and served as head of all strategic initiatives and new business developments. He spearheaded the launch of solar project development and engineered various key strategic partnerships with key players in the solar industry. Mr. Kim also has an extensive background in finance, having worked in equity research (Wedbush Morgan Securities), fixed income (Collateralized Bond Obligations, Transamerica – acquired by Aegon), and public accounting (Nigro, Karlin & Segal). Mr. Kim holds a CFA Charter from the CFA Institute.

Mr. Kim's Business Experience for the Last Three Years

Employer: Two Rivers Solar LLC
Employer's Principal Business: Renewable energy project development
Title: Chief Executive Officer and President
Dates of Service: May 2024 – Present
Responsibilities: Mr. Kim oversees the Project Company's development of the Project

Employer: Solariant Capital, LLC
Employer's Principal Business: Renewable energy development and investment company
Title: Managing Director
Dates of Service: August 2012 – Present
Responsibilities: Mr. Kim oversees investments in, and the development of, renewable energy projects in the U.S., Japan, South Korea, and Southeast Asia

Employer: Energy Shares, LLC
Employer's Principal Business: FINRA registered broker dealer which operates a crowdfunding platform. Additionally, Energy Shares, LLC helps connect investors with renewable energy developers to raise capital via private placements under

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Regulation A, Regulation CF, and Regulation D.
Title: CEO
Dates of Service: April 2021 – Present
Responsibilities: Mr. Kim oversees the development and management of the broker dealer

Employer: Solariant Capital Co. Ltd.
Employer's Principal Business: management company for all of Solariant Capital, LLC's Japanese subsidiaries and development of Japanese renewable energy projects
Title: Founder and Managing Partner
Dates of Service: August 2015 – Present
Responsibilities: Mr. Kim oversees a FINRA registered broker dealer which helps connect investors with renewable energy developers in order to raise capital via private placements under Regulation A, Regulation CF, and Regulation D.

Employer: Lumino Biomass Fuel Inc
Employer's Principal Business: Development, management, and operations of energy crop plantations and biomass fuel production facilities.
Title: Managing Director
Dates of Service: April 2017 – Present
Responsibilities: Mr. Kim heads the management and operations

Employer: Illuminarean
Employer's Principal Business: Technology company which develops platforms for various companies.
Title: Managing Director
Dates of Service: July 2017 – Present
Responsibilities: Mr. Kim heads the management and operations

Kevin Kohlstedt, Chief Operating Officer

Kevin Kohlstedt has served as the Chief Operating Officer of Two Rivers Solar LLC, pursuant to the Project Company Operating Agreement, since the Project Company Operating Agreement was executed on May 21, 2024. Kevin Kohlstedt joined Solariant Capital as Assistant Director of Development in April 2020 and was promoted to Head of U.S. Renewable Energy Development in May 2021. He leads the company's market strategy, business development, and project development activities in the U.S. Mr. Kohlstedt is currently leading Solariant's development of over 1.5GWac and 2.5GWh of utility-scale and standalone BESS projects in the Southwest and Southeast United States.

Prior to joining Solariant, Mr. Kohlstedt was a Lead Developer at Cypress Creek Renewables, a leading renewable energy developer and Independent Power Producer, from 2017 to 2020. At Cypress Creek, Mr. Kohlstedt led the development of five utility-scale solar and storage projects in the Northeast U.S. Market, totaling 264MWp. He also secured and negotiated Renewable Energy Credit Contracts with the New York State Energy Research and Development Authority on six 20MW utility-scale projects.

Mr. Kohlstedt's Business Experience for the Last Three Years

Employer: Two Rivers Solar LLC
Employer's Principal Business: Renewable energy project development
Title: Chief Operating Officer
Dates of Service: May 2024 – Present
Responsibilities: Mr. Kohlstedt oversees the day to day operations of the Project Company's development of the Project.

Employer: Solariant Capital, LLC
Employer's Principal Business: Renewable energy development and investment company
Title: Senior Director; Head of U.S. Renewable Energy Development
Dates of Service: April 2020 - Present
Responsibilities: Mr. Kohlstedt leads Solariant's market strategy and business development initiatives in the U.S. He also leads Solariant's project development activities in the U.S.

Employer: Energy Shares, LLC
Employer's Principal Business: FINRA registered broker dealer which operates a crowdfunding platform. Additionally,

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Energy Shares, LLC helps connect investors with renewable energy developers in order to raise capital via private placements under Regulation A, Regulation CF, and Regulation D.
Title: Director, Business Development
Dates of Service: April 2021 - Present
Responsibilities: Generate leads for new third-party project developers to raise development capital through Energy Shares. Oversee project development of the projects that raise capital through Energy Shares.

Employer: Bizy Buddies
Employer's Principal Business: Produce and sell children's books focused on health and wellness
Title: Co-Founder
Dates of Service: April 2020 - Present
Responsibilities: Writing and selling children's books in addition to overseeing operations of the business.

PRINCIPAL SECURITY HOLDERS

6.   **Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.**

Project Company

NAME OF HOLDER	CLASS A UNITS [1] [2]		CLASS B UNITS [1] [2]	
	Amount Owned	% of Voting Power	Amount Owned	% of Voting Power
SOLARIANT CAPITAL, LLC [3]	**18,459,679**	**100%**	-	-

(1)   Amounts and percentages listed in this table are calculated as of the date of this Offering.

(2)   For more information about each of the classes authorized for issuance under the Project Company Operating Agreement, please see the section titled "*Description of the Units*".

(3)   The Crowdfunding Vehicle Manager, Solariant Capital, LLC, is deemed to beneficially own all of the Project Company's issued and outstanding Class A Units because it holds sole and dispositive control over Solariant Holdings, LLC, a Delaware limited liability company which, in turn, holds sole and dispositive control over Two Rivers Solar Holdings, LLC, a Delaware limited liability company which, in turn, owns all of the issued and outstanding Class A Units of the Project Company. See "*Dilution*" and "*The Offering – Managers of the Co-Issuers*" for more information.

Crowdfunding Vehicle

NAME OF HOLDER	AMOUNT OF CROWDFUNDING UNITS OWNED [1]	% OF VOTING POWER [1]
--	--	--

(1)   Amounts and percentages listed in this table are calculated as of the date of this Offering.

The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this Offering Statement.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7.   **Describe in detail the business of the issuer and the anticipated business plan of the issuer.**

Business Overview

The Project Company and Crowdfunding Vehicle are Georgia limited liability companies. Together, they are the Co-Issuers in this Offering in accordance with Regulation Crowdfunding and ICA Rule 3a-9. The Crowdfunding Vehicle Manager, Solariant Capital, LLC, formed the Project Company on August 22, 2022, and the Crowdfunding Vehicle on February 29, 2024.

The Crowdfunding Vehicle Manager was the initial sole member of the Project Company and was issued 100% of the membership interests of the Project Company. The membership interests of the Project Company were not initially represented by units.

Solariant Holdings, LLC, which is a wholly-owned subsidiary of Solariant Capital, LLC, is the owner of 100% of the membership interests of Two Rivers Solar Holdings LLC, the Project Company Manager.

On March 22, 2024, in its capacity as sole member of the Project Company, Solariant Capital, LLC contributed all of the membership interests of the Project Company to Solariant Holdings LLC. Thereafter, on the same day, Solariant Holdings, LLC contributed all of the membership interests of the Project Company to Two Rivers Solar Holdings, LLC, the Project Company Manager, with the result that the Project Company became a wholly-owned subsidiary of the Project Company Manager.

On May 21, 2024, the Project Company Manager and the Project Company executed the Amended and Restated Operating Agreement of the Project Company, which we refer to as the "Project Company Operating Agreement", whereby all of the membership interests of the Project Company held by the Project Company Manager were converted into 18,459,679 Class A Units. As Class B Units of the Project Company are issued to the Crowdfunding Vehicle in this Offering, an equal number of Class A Units held by the Project Company Manager will be cancelled.

On April 3, 2024, and May 21, 2024, the Project Company Manager made contributions of $375,000 and $528,957, respectively, to the Project Company, which we refer to herein and in the Project Company Operating Agreement as the "Initial Sponsor Capital Contributions", which were or will be used by the Project Company for its organizational and maintenance expenses as well as development activities for the Project. Pursuant to the Project Company Operating Agreement, except for $188,000 of the Initial Sponsor Capital Contributions, any other Initial Sponsor Capital Contributions and any loans made by the Project Company Manager, its subsidiaries, or its affiliates to the Project Company will be distributed or repaid by the Project Company from the proceeds of any offerings made by the Project Company, including this Offering (which distribution or repayment will be on such dates and in such order and amounts as are determined by the Project Company Manager). *(See Section 7.1(b) of the Project Company Operating Agreement)*

The Project Company will invest in and develop the Two Rivers Solar Project, a proposed 99.4MWdc (80MWac) photovoltaic solar power generation. Once we complete the Project's development and have entered into a power purchase agreement with a Georgia energy utility company, we intend to sell the Project Company, although we may sell the Project Company before the project is fully developed.

To date, the Project Company has relied upon capital contributions from the Project Company Manager to sustain our operations, has not generated any revenue, and has incurred $128,058 and $445,619 in losses for the periods ending December 31, 2022 and 2023, respectively.

We do not expect the Project Company to generate revenue until we engage in a sale of the Project to a long-term buyer who will construct and operate the Project. Accordingly, for the foreseeable future, we will continue to be dependent on additional financing in order to maintain our operations and continue with our corporate activities. We estimate that we will need to raise or fund approximately $3,748,000 to complete the development of the Project. As such, we intend to engage in future offerings of the Crowdfunding Units. We may also conduct offerings of the Project Company's Class A Units in private placements to institutional, accredited investors under Rule 506(b) of Regulation D, promulgated under the Securities Act of 1933, as amended. Until additional capital is raised by the Project Company to cover all development expenses, the development expenses may be funded by loans from the Managers or their affiliates or third party lenders, although there is no obligation on their part to make such loan. It is possible that the Project may be sold before it is fully developed.

In reviewing our financial statements for the years ended December 31, 2022, and 2023, our independent auditor has confirmed that they are compliant with GAAP (Generally Accepted Accounting Principles) and have been accurately

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presented.

If we raise any capital in this Offering and are then unable to raise additional capital or fund the remaining development activities ourselves, we will not be able to execute our business plan and you may lose your entire investment.

Business Plan

Our business plan involves investing in and developing the Two Rivers Solar Project, which we refer to as the Project in this Offering Statement, and then selling the Project to a long-term buyer who will construct and operate the Project, although we may sell the Project Company before the Project is fully developed. The development stage is the first phase of getting a renewable energy project up and running. The development stage is considered the preconstruction phase of utility-scale power generation and storage facilities and includes the planning and preparation needed before the construction of a project begins. The developmental stage involves several different milestones, including but not limited to:

- *Site Control and Feasibility Studies* - Securing land rights and conducting various environmental studies to ensure the location is the right place to build.

- *Acquisition of State and Local Permits* - Acquiring a variety of state and local permits that can vary based on the location, type, environment and more.

- *Technical Design and Engineering* - Planning for the engineering, design, and construction of the new renewable energy project including preparing for the eventual "decommission" of the project in the future.

- *Facilitation of Power Grid Connection* - Ensuring the project can connect to the power grid in order to provide clean energy to local communities.

- *Securing a Power Purchase Agreement* - Securing a power purchase agreement is the contract between the developer and the party agreeing to purchase the power generated by the project (the off taker)

The Two Rivers Project is in the middle stage of development, having received system impact study results from the Georgia Transmission Corporation utility company. We are also expecting facilities study results in the second quarter of 2024. From there, the utility interconnection study process will proceed with an interconnection agreement. Preliminary site screening, design, and critical issues analysis have been completed, as well as determining the governmental permits required. We are continuing to seek a purchaser for the energy and power generated by the project, which is critical to completing the development process.

The Project

The Project is a proposed 99.4MWdc (80MWac) photovoltaic solar power generation. The proposed location for the Project is in Camden County, Georgia. The Project site itself covers approximately 1,548 lease option acres, with the preliminary fenced project area being approximately 750 acres. The Project is expected to consist of rows of solar panels, electrical wiring, inverters, transformers, substation, site access roads, landscaping, perimeter fence, and other necessary equipment.

We believe that the Project aligns with key land use and resource elements of Camden County, Georgia. Currently, the area surrounding the Project site is zoned for planned unit development or agriculture and, therefore, has very limited residential development. However, as the regional population is projected to increase in the coming decades, we expect that total energy demand will grow as well. Correspondingly, we believe that it will become increasingly important for Camden County to diversify its energy sources and provide for a more stable and resilient system.

Development at this location is also desirable, in part, due to the adjacent electrical transmission lines and nearby substations, each owned by the Georgia Power Company, the largest power utility in Georgia, which we refer to as "GPC". The Project site is also located within GPC's utility territory and is currently in the Georgia Transmission Corporate, or "GTC", interconnection queue at the facilities study stage, which involves the assessment of the Project's impact on the power system and estimate of costs to construct the associated upgrades. GPC and GTC have a shared interconnection system in Georgia. We expect to enter an interconnection agreement with respect to the Project in late 2024 or early 2025. We also anticipate that the Project's proximity to the GPC utility facilities will enable a more cost-effective and technologically efficient development of the Project.

To reliably deliver electricity, we expect that the proposed facility will require a short-distance physical interconnection and a new switching station to connect to an existing transmission line. We also believe that we are utilizing best practices by positioning the new switching station near the existing electrical infrastructure, which will avoid circuitous electrical routes and fragmentation of existing land use and habitats.

We intend for the Project's development to proceed without material impacts such as excessive noise, dust, or other nuisances. Our belief is that noise levels will not be substantially different from existing ambient noise levels, including adjacent roads, residential properties, and open spaces. Lastly, our plans include security fencing, signage, and a private driveway for occasional facility inspection and maintenance.

The Power Purchase Agreement

On May 14, 2024, we entered into a fixed price power purchase agreement, or "PPA", with a large company which we refer to as the "Buyer" on May 14, 2024, in which we agreed to various confidentiality and non-disclosure provisions. Shortly after executing the PPA, the price of equipment and cost of construction rose so quickly and dramatically due to the U.S.'s imposition of new tariffs and other factors that were unknown at the time of negotiating or executing the agreement, such that the fixed price is no longer economically viable. On or around June 6, 2024, we notified the Buyer of our desire to negotiate an increase in the fixed price under the PPA. Thereafter on June 20, 2024, we received a notice of default from the Buyer citing our failure to post a substantial letter of credit under the PPA, the posting of which became not economically viable due to the pricing issue.

While it is possible that project costs could decrease, and the fixed price could again become economically viable, such results are not guaranteed, could take significant amount of time to occur, and could cause a significant delay in project's completion schedule. It is also possible that the Buyer could elect to exercise other remedies under the PPA, which could have a material adverse effect on our business, financial condition, and results of operations. Such remedies could include termination of the PPA, a claim for damages and the retention of the right to enter into a similar agreement with us at the same or lower price for several years. See the risk factor beginning with "*We have received a notice of default for failure to perform a material obligation under the PPA. . .*" for more information.

To mitigate the risks described above and elsewhere in the Risk Factors section of this offering statement, the investors herein will receive the right to cause the Company to redeem their Units for 110% of the aggregate purchase price thereof, referred to as the "Redemption Right", upon their execution and our acceptance of the subscription agreement for our Units and issuance of such Units to any such investors. The Redemption Right will expire with respect to all Units issued in this Offering after 90 days following the date of issuance of the Units. Investors should note that they will forfeit their Bonus Units if they decide to have us redeem their shares pursuant to the Redemption Right. See the risk factor beginning with "*Investors should note that they will forfeit their Bonus Units if they decide to have us redeem their shares pursuant to the Redemption Right*" for more information" for more information.

For the avoidance of doubt, a redemption by an investor as described herein will cause the Project Company to redeem a pro rata number of the Crowdfunding Units corresponding to the number of Project Company Units which the investor is electing to have us redeem.

Government Regulation

We are subject to the laws, licensing requirements, and regulations of several governmental authorities by virtue of our involvement in solar power project development. We intend for the proposed facility to be designed, constructed, and operated to meet applicable regulations, development standards, and industry best practices, and we will endeavor to minimize and mitigate the impact on threatened or endangered species, habitats, wetlands, cultural resources, and sensitive land use. Prior to and throughout the preconstruction development of the Project, we plan to incorporate best practices and work closely with relevant County, State, and Federal agencies. A list of known state and local permit requirements is shown below:

Requirement	*Description*	*Governmental Department*	*Project Risk Level / Explanation*

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Wildlife and Plants	Biological surveys are required to determine if any protected species are in the Project area	Georgia Department of Natural Resources	Low/Medium: mitigation efforts should clear the path for a permit, but the cost is unknown
Wetlands	Wetlands delineation to determine whether any regulated wetlands are in the Project area	Georgia Department of Natural Resources	Low/Medium: mitigation efforts should clear the path for a permit, but the cost is unknown
Cultural Resources	Archeological studies are required to determine if any culturally significant sites occur in the Project area	Georgia Historic Preservation Division	Low/Medium: mitigation efforts should clear the path for a permit, but the cost is unknown
Site Plan Review	The Project must apply to receive a review that all Camden County Land Development Regulations are met	Camden County Board	Low: clearly written guidelines provide a path to receiving approval
Environmental Resource Permit	Permit required for operational stormwater coverage	U.S. Department of Environmental Protection	Low/Medium: mitigation efforts should clear the path for a permit, but the cost is unknown
Building Permit	Permit required to commence construction	Camden County Zoning Department	Low: a permit is issued once all required permits and approvals have been granted
National Pollutant Discharge Elimination System (NPDES) Permit	NPDES is required to allow the Project to discharge stormwater from construction activities	U.S. Department of Environmental Protection	Low: stormwater management best practices limit cost impact on the Project

RISK FACTORS

8.   **Discuss the material factors that make an investment in the issuer speculative or risky:**

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

An investment in the Company involves a high degree of risk. You should carefully consider the risks described above and those below before deciding to purchase any Units in this offering. If any of these risks actually occurs, our business, financial condition or results of operations may suffer. As a result, you could lose part or all of your investment.

RISKS RELATED TO OUR BUSINESS

- We are a renewable energy project company with a limited operating history. We were created specifically to develop, construct, and operate a photovoltaic power plant system. The Project has not yet generated any revenue

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from product sales and may never be profitable and may never be sold.

- We are a development-stage project company. As such, we have incurred recurring losses from operations and any revenues generated by our company will only occur if development is completed and the Project sold.

- Even if we sell the total number of Units being offered in this Offering, we will require additional financing to complete the Project's development. If we do not obtain additional financing, we will not be able to complete the Project, and our business will fail.

- The Project, as with many infrastructure assets, has locational and market characteristics, which could make it highly illiquid or appealing only to a narrow group of purchasers. This could negatively impact our ability to obtain the financing necessary to complete the Project.

- We will require substantial funding to finance our operations and complete the development of the Project. If we are unable to raise funding when needed, we may be forced to delay or discontinue our development of the Project. For example, even if we sell the total number of units being offered for sale in this Offering, we will still need to conduct additional equity financing efforts in the future. There is no guarantee that we will be able to engage in such future equity financing efforts.

- There may be a significant period before we realize the proceeds from the Project. Past performance of the projects managed by the Crowdfunding Vehicle Manager is not indicative of our future performance. There can be no assurance that targeted returns will be attained or that any returns will be attained in the targeted time period.

- We will concentrate our investments on a single project and may, therefore, be subject to a greater risk of loss than a more broadly diversified entity.

- We have received a notice of default for failure to perform a material obligation under the PPA, and our failure to cure or mitigate the circumstances leading to such default could adversely affect our business, financial condition, and results of operations. Specifically, on May 14, 2024, we entered into a fixed price power purchase agreement, or "PPA", with a large company which we refer to as the "Buyer" on May 14, 2024, in which we agreed to various confidentiality and non-disclosure provisions. Shortly after executing the PPA, the price of equipment and cost of construction rose so quickly and dramatically due to the U.S.'s imposition of new tariffs and other factors that were unknown at the time of negotiating or executing the agreement, such that the fixed price is no longer economically viable. On or around June 6, 2024, we notified the Buyer of our desire to negotiate an increase in the fixed price under the PPA. Thereafter on June 20, 2024, we received a notice of default from the Buyer citing our failure to post a substantial letter of credit under the PPA, the posting of which became not viable due to the pricing issue. While it is possible that the Project costs could decrease, and the fixed price could again become economically viable, such results are not guaranteed, are unlikely, could take a significant amount of time to occur, and could cause a significant delay in the project's completion schedule. It is also possible that the Buyer could elect to exercise other remedies under the PPA. If we are unable to agree on an increase to the fixed price under the PPA and are unable to enter into a replacement agreement on more favorable terms, we could be required to perform under the existing terms thereof, including the non-economically viable price, which would decrease the attractiveness of the Project as an investment. In each case, the occurrence of any of the forgoing risks, including the risk that the Buyer elects to exercise its contractual remedies under the PPA—such as terminating the agreement, demanding performance, or pursuing litigation for breach of contract—would result in a material adverse effects on our business, financial condition, and results of operations due to the increases in costs, potential lawsuits or claims against us related to the PPA, or both. The uncertainty surrounding the PPA's fixed price and our current default under the PPA could also diminish investor confidence in our business, hinder future financing opportunities, and disrupt existing business relationships. These risks, individually or in combination, could have a material adverse impact on our ability to achieve the anticipated benefits of the project and could significantly harm our financial standing.

RISKS RELATED TO SOLAR POWER PROJECT DEVELOPMENT

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The development of solar power projects involves numerous risks. We may be required to spend significant sums for land and interconnection rights, preliminary engineering, permitting, module, tracking, and other equipment, legal services, and other expenses before we can determine whether a project is feasible, economically attractive, or capable of being built. Success in developing the Project is contingent upon, among other things:

- obtaining financeable land rights, including land rights for the Project site that allows for eventual construction and operation without undue burden, cost, or interruption;

- entering into financeable arrangements for the sale of the electrical output and, in certain cases, capacity, ancillary services, and renewable energy attributes generated by the Project;

- obtaining economic interconnection positions with ISOs, regional transmission organizations, and other regulated utilities;

- accurately estimating and, where possible, mitigating long-term costs arising from potential transmission grid congestion, limited transmission capacity, and grid reliability constraints, which may contribute to significant interconnection upgrade costs that could render certain the Project uneconomic;

- providing required payment and performance security for the development of the Project, such as through the provision of letters of credit, including to address increasing security requirements;

- accurately estimating our costs and revenues over the life of the Project years before its construction and operation while taking into consideration the possibility that markets may shift during that time;

- receipt from governmental agencies of required environmental, land-use, and construction and operation permits and approvals, which are governed by statutes that may change between issuance and construction;

- avoidance or mitigation of impacts to protected or endangered species or habitats, migratory birds, wetlands or other jurisdictional water resources, and/or archaeological, historical, or cultural resources;

- securing necessary rights-of-way for access, as well as water rights for Project construction and operation;

- securing appropriate title coverage, including coverage for mineral rights and mechanics' liens;

- negotiation of development agreements, public benefit agreements, and other agreements to compensate local governments for Project impacts;

- negotiation of state and local tax abatement and incentive agreements, whenever applicable;

- obtaining financing, including debt, equity, and tax equity financing;

- obtaining timely and economic interconnection to electric transmission lines owned and operated by regulated utilities to deliver the electricity we generate.

RISKS RELATED TO THIS OFFERING AND OWNERSHIP OF OUR SECURITIES

- There is no restriction on our affiliates, including our officers, directors, and existing stockholders, investing in the offering. As a result, it is possible that if we have raised some funds, but not reached the minimum amount, affiliates can contribute the shortfall so that there will be a closing. The minimum amount is typically intended to be a protection for investors and gives investors confidence that other investors, along with them, are sufficiently interested in the offering and our company and its prospects to make an investment of at least the minimum amount. By permitting affiliates to invest in the offering and make up any shortfall between what non-affiliate investors have invested and the minimum amount, this protection is largely eliminated. Investors should be aware that no funds other than their own and those of affiliates investing along with them may be invested in this offering.

- Investors should note that they will forfeit their Bonus Units if they decide to have us redeem their shares pursuant to the Redemption Right. Specifically, to mitigate the risks described in the prior risk factor with respect to the PPA

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and the Buyer, we have amended the terms of the offering such that the investors herein will receive the right to cause the Company to redeem their Units for 110% of the aggregate purchase price thereof, referred to as the "Redemption Right", upon their execution and our acceptance of the subscription agreement for our Units and issuance of such Units to any such investors. The Redemption Right will expire with respect to all Units issued in this Offering after 90 days following the date of issuance of the Units.

- Investors may have difficulty in selling the Crowdfunding Units they purchase due to the lack of a current public market for our Crowdfunding Units. Investors may also have difficulty in reselling their Crowdfunding Units due to state Blue Sky laws.

- This is a fixed price offering and the fixed offering price may not accurately represent the current value of us or our assets at any particular time. Therefore, the purchase price you pay for the Crowdfunding Units may not be supported by the value of our assets at the time of your purchase.

- This Offering is being conducted in accordance with Rule 3a-9 of the Investment Company Act of 1940 (as amended). As such, you will not own any interest in the Project or the Project Company and instead will own the securities of the Crowdfunding Vehicle. There are no voting rights associated with the Crowdfunding Units or the Project Company's Class B Units that the Crowdfunding Vehicle will acquire with the investment of the net proceeds of this Offering. As such, you will have no ability to influence, direct, or control the business of the Project Company. Moreover, there are no information rights associated with the Crowdfunding Units or the Project Company's Class B Units. As such, you will need to rely on the Crowdfunding Vehicle Manager to provide you with any and all information you are entitled to under Regulation CF and as per the provisions of Rule 3a-9. Your rights as an investor in this Offering may be materially limited, diluted, or qualified by the rights of other classes of securities of the Project Company, and their interests may not be aligned with the interests of the Members of the Crowdfunding Vehicle. For example, the Managers may engage in a sale of the Project Company or the Project, and as a holder of Crowdfunding Units, you will have no ability to vote on such sale or the price at which such sale will occur.

- Our future success depends on the services of the Managers and any officers appointed by the Managers.

- Pursuant to the Project Company Operating Agreement, the Project Company Manager may cause the Project Company to incur indebtedness and other obligations, including the procurement of letters of credit, surety bonds, and other instruments in support of the Project (including such instruments back-stopped/secured by asset of the Project Company's affiliates or other related parties).

- The Units have not been and will not be registered under the law of any jurisdiction (including the Securities Act, the laws of any state of the United States, or the laws of any non-U.S. jurisdiction) and are being offered in reliance upon an exemption from such laws.

- Decisions by the Managers may frequently be required to be undertaken on an expedited basis. In such cases, the information available to the Managers may be sparse. Therefore, no assurance can be given that the Managers will have knowledge of all circumstances that may adversely affect an investment. In addition, the Managers may rely upon independent consultants, and no assurance can be given as to the accuracy or completeness of the information provided by such independent consultants.

- There may be situations where the Managers and any respective affiliates may encounter actual or potential conflicts of interest in connection with our investment activities.

- Conflicts of interest may arise in connection with decisions made by the Managers or its affiliate, including with respect to the nature, structuring, or timing of investments, which may be more beneficial for certain Members of the Project Company than for Members of the Crowdfunding Vehicle, especially with respect to individual tax situations.

- We intend to issue additional Crowdfunding Units in one or more offerings under Regulation Crowdfunding in the future. The price at which we offer those Units may be less than the price per Unit of this Offering, which would result in a dilution of the net tangible book value of your Crowdfunding Units. We may also conduct offerings of the Project Company's Class A Units in the future. The price which we sell the Class A Units may be less than the price we are Offering the Class B Units in this Offering, which would result in an indirect dilution of the net tangible book value of your Crowdfunding Units.

- The Crowdfunding Vehicle will experience immediate and substantial dilution of the net tangible book value of the Class B Units it receives in this Offering due to the Class A Unit holdings of Solariant Capital, LLC's indirect, wholly-owned subsidiary, Two Rivers Solar Holdings LLC. As such, the investors in this offering will also suffer an immediate and substantial dilution in the net tangible book value of their Crowdfunding Units due to the Class A Unit holdings of Two Rivers Solar Holdings LLC.

- The Project Company may, from time to time, and in the Project Company Manager's sole discretion, issue Class A Units of which 18,500,000 are authorized and 18,459,679 Class A Units are issued to the Project Company Manager. The Project Company's Class A Units are voting securities, and the holders of that class will be able to direct the Project Company in a manner that the Crowdfunding Unit holders may not. The Project Company Manager (Two Rivers Solar Holdings LLC), which is the indirect, wholly-owned subsidiary of the Crowdfunding Vehicle Manager, currently owns all of the issued and outstanding Class A Units of the Project Company.

- The Project Company has broad discretion in the use of the net proceeds from this Offering, and our use of the Offering proceeds may not yield a favorable return on your investment.

- We have never paid cash distributions on our Units. Although we expect to do so in the future, we cannot guarantee that we will have sufficient cash flow to do so.

THE OFFERING

We are offering a minimum of 50,000 Crowdfunding Units at $1.00 per Unit, representing 50,000 Project Company Units for gross proceeds of $50,000, and a maximum of 1,235,000 Crowdfunding Units at $1.00 per Unit, representing 1,235,000 Project Company Units for gross proceeds of $1,235,000; provided, however, that the total amount of units that will be issued in this Offering is subject to increase due to the bonus unit structure described below. Investors will acquire Crowdfunding Units pursuant to a Subscription Agreement, which is not binding until accepted by us. We reserve the right to reject, in whole or in part, in our sole and absolute discretion, any subscription. If we reject a portion of any subscription, the applicable prospective investor's funds will be returned without interest or deduction. Your investment in the Project Company will be made through the Crowdfunding Vehicle, a special purpose investment vehicle that is exempt from registration pursuant to Rule 3a-9. The minimum investment that you may make is $250.

Bonus Units

This Offering involves a bonus structure based on the timing of an investment relative to the remaining number of units for sale. Bonus Crowdfunding Units will be distributed to investors based on tiers:

Tier 1: Individuals who purchase units in this Offering will receive one (1) additional unit for every five (5) units purchased until 370,500 Units are sold.

Tier 2: Individuals who purchase units in this Offering will receive one (1) additional unit for every ten (10) units purchased after 370,500 Units have been sold until 741,000 Units are sold.

Tier 3: Individuals who purchase units in this Offering will receive one (1) additional unit for every twenty (20) units purchased after 741,000 Units have been sold until 988,000 Units are sold.

Tier 4: Individuals who purchase units in this Offering after 988,000 Units have been sold will not receive any bonus units.

For example, if the first investor in this Offering purchases 1,000 units, they will receive 200 bonus units as a Tier 1 investor. After 370,500 units are sold, and until 741,000 units have been sold under this Offering, an investor who purchases 1,000 units will receive 100 bonus units as a Tier 2 investor. After 741,000 units are sold, and until 988,000 units have been sold under this Offering, an investor who purchases 1,000 units will receive 50 bonus units as a Tier 3 investor. Finally, any investor in this Offering after 988,000 units are sold will not receive any bonus units.

For each bonus Crowdfunding Unit issued to the investors in this offering, the Project Company will issue an identical amount of Class B Units to the Crowdfunding Vehicle.

For the avoidance of doubt, any election by an investor in our Units to cause the Company to redeem their Units in accordance with the Redemption Right will first cause the Project Company to redeem a pro rata number of the Crowdfunding Units corresponding to the number of Project Company Units which any investor is electing to have us redeem. See "*Securities Being Offered – Redemption Right*" for more information.

Loyalty Bonus

We have committed to issue one (1) bonus Unit for every twenty (20) Units purchased by any person who previously invested in the equity securities of an entity under management of the Crowdfunding Vehicle Manager, Solariant Capital, LLC, in a Regulation Crowdfunding offering that was completed or terminated prior to the filing of this Offering Statement.

9.   What is the purpose of the Offering?

The purpose of the Offering is to raise capital through the sale of our Units to secure a portion of the funding necessary to complete the Project's development and for general corporate purposes. In addition, the proceeds from this Offering will be used to pay for legal and accounting costs, commissions owed to the Intermediary, and other costs and expenses of the Offering, including any costs or expenses borne by the Crowdfunding Vehicle, which will be paid by the Project Company.

Use of Proceeds

10.   How does the issuer intend to use the proceeds of this Offering?

	If Minimum Offering Amount Sold	If Maximum Amount is Sold
Total Proceeds	$50,000	$1,235,000
Less: Offering Expenses		
(A) **Intermediary Processing Fee (2.5%)**	$1,250	$30,875
(B) **Marketing Costs**	$35,000	$45,000
(C) **Escrow / Transaction Costs**	$1,500	$35,000
Net Proceeds	**$12,250**	**$1,124,125**
Use of Net Proceeds		
(A) **Project Development Working Capital** [(1)]	$0	$408,168
(B) **Return of Sponsor Initial Capital Contributions** [(2)]	$12,250	$715,957
Total Use of Net Proceeds	**$12,250**	**$1,124,125**

(1) Project Development Working Capital consists of the project management fee which totals $475,000 as of the date of this Offering, which is comprised of estimated costs of employee salary and benefits, as well as other operating expenses and administrative costs. For the avoidance of doubt, we will not use the proceeds from this Offering to pay any amount of the project management fee if we only raise the Minimum Offering Amount. See "*Financial Condition of the Issuer*" for more information about the project management fee which are referenced above.

(2) See the answer to question 7 of this Offering Statement above and Section 7.2(b) of the Project Company Operating Agreement.

We will accept proceeds in excess of the Minimum Offering Amount of $50,000. We will allocate oversubscriptions on such basis as will be determined by the Crowdfunding Vehicle Manager. We will use the oversubscribed amount up to $1,235,000 in the manner described in the above table.

The above figures represent only estimated costs. This expected use of net proceeds from this Offering represents our intentions based upon our current plans and business conditions. The amounts and timing of our actual expenditures may vary significantly depending on numerous factors, including the status of and results from operations. As a result, our management will retain broad discretion over the allocation of the net proceeds from this Offering. We may find it necessary or advisable to use the net proceeds from this Offering for other purposes, and we will have broad discretion in the

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application of net proceeds from this Offering. Furthermore, we anticipate that we will need to secure additional funding to implement our business plan fully. See "*Risk Factors*" for more information.

11. **How will the issuer complete the transaction and deliver securities to the investors?**

The transaction between the issuer and the investor will be completed through the Platform of Andes Capital Group LLC, the Intermediary, located at https://www.andescap.com. The offering page on the Platform is located at https://www.tworiversinvest.com.

The Company has the right to extend the Offering deadline, if any, conduct multiple closings, or end the offering early. The Company may extend the Offering deadline beyond what is currently stated herein. The first closing will occur after we reach our minimum Offering amount under this Offering of $50,000, if at all. At each closing, funds will be removed from escrow and transferred to the Project Company's bank account, and securities in the form of Crowdfunding Units will be issued to the investors. The underlying securities in the Project Company will be held by the Crowdfunding Vehicle itself. Investors should be mindful that multiple closings would mean that they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. If an intermediate close occurs and later a material change occurs as the Offering continues, Investors previously closed upon will not have the right to re-confirm their existing investment; it will be complete.

12. **How can an investor cancel an investment commitment?**

Investors may cancel an investment commitment at any time up to the cancellation deadline, which occurs 48 hours prior to the Offering deadline identified in these Offering materials.

Cancellation instructions can be found on the Platform at https://www.tworiversinvest.com. Investors may cancel their investment commitment by sending an email to investments@andescap.com stating their intent to cancel the investment commitment. The investment commitment will be considered canceled at that time, and the investor will be contacted directly by the Intermediary with further information. If Investor's investment commitment is canceled, the corresponding investment will be refunded to Investor without deduction for any fee, commission or expense, and without accrued interest with respect to any money received.

Early Closing

If the Company reaches the Minimum Offering Amount prior to the end of the offering period, the Company may close the Offering early, including through rolling closings where the offering would continue, if it provides notice about the new offering period, including the new closing date, or Early Closing Date, at least five business days prior to such new offering period (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Investors will have the right to cancel and will have their investment commitment at any time and for any reason up until 48 hours prior to the Early Closing Date.

Material Changes

If there is a material change to the terms of the Offering or to the information provided by the Co-Issuers in connection therewith, the Intermediary will send notice to each investor of such material change and inform the investor that the investment commitment will be canceled unless the investor reconfirms their investment commitment within five business days. If any Investor fails to reconfirm their investment commitment within the reconfirmation period, the investment commitment will be canceled automatically, and the Intermediary will send to each investor, within five business days after initial notice of the material change, a notification that the investment commitment was canceled and direct the refund of the investment.

No Closings

If we fail to reach the Minimum Offering Amount by the Offering deadline, each investor's investment commitment will be canceled automatically, and the Intermediary will direct the refund of each canceled investment to the investor within five business days.

NOTE: Investors may cancel an investment commitment up to 48 hours before the deadline identified in these Offering materials. The intermediary will notify investors when the Minimum Offering Amount has been met.

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If the issuer reaches the Minimum Offering Amount before the deadline identified in the Offering materials, it may close the Offering early if it provides notice about the new Offering deadline at least five business days before such new Offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment within 48 hours of the Offering deadline, the funds will be released to the issuer upon closing of the Offering, and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the Offering, the investor's investment commitment will be canceled, and the committed funds will be returned.

SECURITIES BEING OFFERED

13.   Describe the terms of the securities being offered.

The Project Company is authorized to issue up to 18,500,000 Class A Units and Class B Units. The Class A Units have the same rights, privileges, and benefits as the Project Company Class B Units, except that only the Class A Units have voting rights. The Project Company Manager may, in its sole discretion, cause the Project Company to conduct private placements of its Class A Units with interested institutional and affiliated investors.

The Crowdfunding Vehicle is authorized to issue 3,000,000 units of membership interests which are referred to as Crowdfunding Units. The Crowdfunding Units are being offered at a price of one dollar ($1.00) per Unit.

The Project Company's Class B Units and the Crowdfunding Units (i) have the rights and obligations ascribed to them in their respective Operating Agreement; (ii) will not be certificated unless otherwise determined by the Managers; (iii) will be recorded in a schedule of units maintained by the Managers; (iv) will be transferable only upon compliance with the provisions of transfer set forth in the respective Operating Agreement; and (v) will be personal property.

Redemption Right

Pursuant to the subscription agreement which investors will sign as a condition of their investment in the Units, we are granting such investors the right to cause the Company to redeem their Units for 110% of the aggregate purchase price paid thereby for such Units, at any time during the 90 day period following the issuance of each Unit. However, investors should note that they will forfeit their Bonus Units if they elect to have us redeem their units pursuant to the Redemption Right. See "Explanatory Note" and the risk factors beginning with "We have received a notice of default for failure to perform a material obligation under the PPA. . ." and "Investors should note that they will forfeit their Bonus Units if they decide to have us redeem their shares pursuant to the Redemption Right" for more information.

Information Rights

Other than all disclosures and other information required under Regulation Crowdfunding, the Crowdfunding Units do not entitle the holders thereof to receive information concerning the Project Company.

Distributions

Except as otherwise provided in the Operating Agreements, distributions of distributable cash, the amount of which is determined by the Managers at their sole discretion, made to the members of the Project Company and of the Crowdfunding Vehicle, respectively, will be made in the following order of priority at the Project Company level and repeated at the Crowdfunding Vehicle level:

(1) first, to the members, pari-passu and pro-rata, in proportion to the relative unreturned capital contributions of such members, until the unreturned capital contributions of the Members are reduced to zero; and

(2) thereafter, to the members in proportion to their percentage interest in the Project Company and in the Crowdfunding Vehicle, respectively, in proportion to their units in the Project Company and in the Crowdfunding Vehicle, respectively.

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Restrictions on Transfer of the Units Being Offered

The Crowdfunding Vehicle Units being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

(1) to the issuer;

(2) to an accredited investor;

(3) as part of an offering registered with the U.S. Securities and Exchange Commission; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

In addition to the restrictions on transfer described above, the Units may not be transferred without the consent of the Crowdfunding Vehicle Manager, which may be given or withheld in the Crowdfunding Vehicle Manager's sole and absolute discretion.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Co-Issuers' Securities

14.   Do the securities offered have voting rights? [ ] Yes [x] No

Neither the Crowdfunding Units nor the Project Company's Class B Units have any voting rights associated with them. The Members waive, to the maximum extent permitted by the Georgia Limited Liability Company Act, all rights to vote on any matter.

15.   Are there any limitations on any voting or other rights identified above? [X] Yes [ ] No

See answer to Question 14.

16.   Explain how the terms of the securities being offered may be modified?

Prior to the initial closing of this Offering, the Managers may change the terms of the Class B Units and the Crowdfunding Units, which would be a material change of which investors will be notified and will have the opportunity to cancel their investment as described above.

After the initial closing of this Offering:

(a) The terms of the Project Company's Class B Units may be modified as an amendment to the Project Company Operating Agreement in accordance with Section 19.2 of the Project Company Operating Agreement; and

(b) The terms of the Crowdfunding Vehicle Units may be modified as an amendment to the Crowdfunding Vehicle Operating Agreement in accordance with Section 16.2 of the Crowdfunding Vehicle Operating Agreement.

17.   What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

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The Crowdfunding Vehicle has one class of securities, the Crowdfunding Units, while the Project Company has two classes of securities, Class A Units and Class B Units.

The Crowdfunding Vehicle's Units have the same rights, privileges, and benefits as the Class B Units of the Project Company, except that the Project Company also has Class A Units that are voting units, and the Crowdfunding Vehicle does not have any voting units. The Class A Units and Class B Units of the Project Company have the same distribution rights as the Crowdfunding Units. The transfer restrictions applicable to the Crowdfunding Units as described in this Offering Memorandum are not applicable to the Class A Units of the Project Company because they are not Crowdfunding Units, although such Class A Units are also subject to substantial transfer restrictions under the Project Company Operating Agreement. Neither the Class A Units nor the Class B Units of the Project Company nor the Crowdfunding Units are entitled to any dissenter's rights, appraisal rights, or similar rights under the Georgia Limited Liability Company Act, as amended. The Crowdfunding Vehicle Manager is the indirect beneficial owner of all of the issued and outstanding Class A Units of the Project Company.

18. **How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?**

Although the Crowdfunding Vehicle only has one class of units, the Crowdfunding Units offered to investors in this Offering, the Project Company has two classes of units, namely, its Class A Units, which are entitled to one vote per unit, and its Class B Units, which have no voting rights. The Crowdfunding Vehicle will receive Class B Units. The holders of Class A Units will have the right to vote on certain matters, e.g., mergers and certain affiliate transactions, which may have an effect on the operation of the Project Company. The Crowdfunding Vehicle Manager is the indirect beneficial owner of all of the issued and outstanding Class A Units of the Project Company.

19. **Are there any differences not reflected above between the securities being offered and each other class of security of the issuer? [_] Yes [X] No**

20. **How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered.**

If the holders of the Project Company Class A Unitholder exercise their voting rights, then the investors in the Crowdfunding Units will have no ability to override such votes. As a minority, non-voting indirect investor in the Project Company via your ownership of Crowdfunding Units, you will have no ability to influence our policies or any other corporate matters. The Crowdfunding Vehicle Manager is the indirect beneficial owner of all of the issued and outstanding Class A Units of the Project Company.

21. **How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.**

The price of the Units being sold in this Offering was arbitrarily determined by the Crowdfunding Vehicle Manager, which is also the indirect beneficial owner of all of the issued and outstanding Class A Units of the Project Company.

22. **What are the risks to purchasers of the securities relating to minority ownership in the issuer?**

As a minority, non-voting indirect investor in the Project Company via your ownership of Crowdfunding Units, you will have no ability to influence any policies or other corporate matters, such as amendments to the Operating Agreements and the terms of the Crowdfunding Units and Project Company's Class A and Class B Units, the creation of securities that are senior to the Crowdfunding Units being offered, mergers, the sale of all or substantially all of our assets, the election of the Managers, the liquidation or dissolution of the Crowdfunding Vehicle or the Project Company and all other major corporate events.

23. **What are the risks to purchasers associated with corporate actions including: additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?**

The Units do not have anti-dilution rights, rights of first refusal, or co-sale rights, which means that corporate actions, including additional issuances of securities, issuer repurchases or redemptions of securities, a sale of the issuer or of assets, or transactions with related parties could dilute the ownership percentage that the investor may eventually have in the

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Crowdfunding Vehicle Company. Furthermore, if future issuances of securities are accomplished at a lower valuation than the valuation used for this Offering (i.e., a down round), your valuation will remain the same as you have no price-based anti-dilution protection and do not have the right to participate in any future offerings.

24. **Describe the terms of any indebtedness of the issuer.**

The Crowdfunding Vehicle does not have any indebtedness.

Pursuant to the Project Company Operating Agreement, the Project Company Manager may cause the Project Company to incur indebtedness and other obligations, including the procurement of letters of credit, surety bonds, and other instruments in support of the Project (including such instruments back-stopped/secured by asset of the Project Company or its affiliates or other related parties).

25. **What other exempt offerings has the issuer conducted within the past three years?**

The Crowdfunding Vehicle has not conducted any exempt offerings within the past three years.

The Crowdfunding Vehicle Manager (Solariant Capital, LLC) was the initial sole member of the Project Company and was issued 100% of the membership interests of the Project Company. The membership interests of the Project Company were not initially represented by Units.

Solariant Holdings, LLC (which is wholly-owned by Solariant Capital, LLC) is the owner of 100% of the membership interests of the Project Company Manager (Two Rivers Solar Holdings LLC).

Effective March 22, 2024, Solariant Capital, LLC contributed all of the membership interests of the Project Company to Solariant Holdings LLC, and Solariant Holdings LLC in turn contributed all of the membership interests of the Project Company to the Project Company Manager (Two Rivers Solar Holdings LLC), with the result that the Project Company became a wholly-owned subsidiary of the Project Company Manager.

Under Section 2.2(c) of the Project Company Operating Agreement, all of the membership interests of the Project Company held by the Project Company Manager were converted into 18,459,679 Class A Units of the Project Company.

On or prior to the Effective Date of the Project Company Operating Agreement (March 21, 2024), the Project Company Manager made (or had an obligation to make) Capital Contributions to the Project Company in the approximate amount of $903,957 (the actual amount of such Capital Contributions, "Initial Sponsor Capital Contributions"), which were or will be used by the Project Company for its organizational and maintenance expenses as well as development activities for the Project. The Initial Sponsor Capital Contributions (other than $188,000 of such Initial Sponsor Capital Contributions), and any loans made by the Project Company Manager or its affiliates to the Project Company will be distributed or repaid by the Project Company to the Project Company Manager or its affiliates from the proceeds of the offerings made by the Project Company (which distribution or repayment will be on such dates and in such order and amounts as are determined by the Project Company Manager). *(See Section 7.1(b) of the Project Company Operating Agreement)*

26. **Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current Offering, in which any of the following persons had or is to have a direct or indirect material interest: (1) any director or officer of the issuer; (2) any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (3) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (4) any immediate family member of any of the foregoing persons. If yes, for each such transaction, disclose the following:**

Specified Person	Relationship to the Issuer	Nature of Interest in Transaction

Solariant Capital, LLC	Parent Company, Manager	Intercompany entity and capital contributions (see item 25 above)

FINANCIAL CONDITION OF THE PROJECT COMPANY

27. **Does the issuer have an operating history? [X] Yes [   ]   No**

28. **Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.**

29. **Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:**

The Crowdfunding Vehicle's operations have been limited to formational activities and the preparation of this Offering Statement. After we perform an initial closing on the Minimum Offering Amount, our operations will be limited to those necessary for us to remain in compliance with ICA Rule 3a-9 and Regulation Crowdfunding. All expenses of the Crowdfunding Vehicle incurred since its inception and forever thereafter will be borne by the Project Company.

In light of the foregoing, the following is a discussion of the Project Company's financial condition which is qualified in its entirety by the financial statements of the Co-Issuers for the periods ending December 31, 2022 and 2023 attached hereto as Exhibit D and E.

Project Company Operations

We are a renewable energy project company specifically created solely for the development, construction, and operation of a photovoltaic power plant system. We plan to complete development of the Project and sell the Project prior to construction and operation to long-term investors, utilities, or independent power producers, although the Project may be sold before the development is complete. For approximately the next 12 months, we intend to focus on the following:

- We plan to continue our project development activities, including but not limited to pre-engineering, permitting, obtaining approvals for grid connection, power marketing, and contracting.

- Once the development is completed, we plan to market and sell the Project to long-term power plant investors such as life insurance companies, pension funds, utility companies, or independent power producers, although the Project may be sold before the development is complete.

Results of Operations of Project Company

Revenues – We intend to generate revenue from the sale of the Project once development is complete, although the Project may be sold before the development is complete. Development of the Project is expected to be completed in Q3 or Q4 of 2025, and as such, we have not generated any revenues to date and have incurred $128,058 and $445,619 in losses for the periods ending December 31, 2022 and 2023, respectively.

Compensation, Benefits, and Taxes – Compensation, benefits, and taxes consist of salaries, wages, performance incentives, and employer payroll taxes. These expenses are included in the monthly project management fee of $25,000. See "*Project Management Fee*" for more information.

Project Management Fee – The management fee represents the expenses incurred by the Crowdfunding Vehicle Manager (Solariant Capital, LLC), in its capacity as the project development manager overseeing the Project's development under a Development Services Agreement with the Project Company. It is based on estimated costs of employee salary and benefits, as well as other operating expenses and administrative costs. The monthly rate for project management is $25,000. The amounts reported for the periods ending December 31, 2022, and 2023 were $79,167 and $300,000, respectively.

General and Administrative Expenses – The general and administrative associated with project development includes business insurance, accounting fees, formation costs, and other related expenses. General and administrative expenses for

585691.4

the periods ending December 31, 2022, and 2023 were $1,503 and $2,027, respectively.

Expenses Related to Crowdfunding – Crowdfunding expenses involve all costs associated with crowdfunding and typically include platform fees for fundraising, legal fees, accounting services, marketing expenses, and other costs directly related to the crowdfunding process. Expenses Related to Crowdfunding for the periods ending December 31, 2022, and 2023 were $0 and $0, respectively.

Depreciation – Depreciation includes the depreciation of property and equipment and capitalized leasehold improvements. As there are currently no depreciable assets listed on the Balance sheet, there were no depreciation expenses to report for either of the periods ending December 31, 2022 and 2023.

Development Costs – Development costs include costs associated with the Project's development. These may include, but are not limited to, environmental studies, surveys, engineering, design, procurement contracting, utility interconnection studies and applications, site control, and other permitting-related activities. Development costs are expensed as incurred. Development costs for the periods ending December 31, 2022, and 2023, were $47,388 and $143,592, respectively.

Interest Expense - Interest includes the cost of our debt obligations, including the amortization of loan fees and original issue discounts, net of any interest income earned, or interest expense capitalized.

Income Tax Expense– Income tax expense represents taxes for federal, state, and foreign (as applicable) current and deferred income. As pass-through entities for both federal and state tax purposes, the Project Company and the Crowdfunding Vehicle are not required to file their own tax returns. Instead, any income or losses generated by the company flow through to their owners or investors and are reported on their individual tax returns.

Off-Balance Sheet Arrangements – We have no material off-balance sheet arrangements.

Financial Milestones of the Project Company

After completing all of some of the development activities we intend to market the Project to potential long-term owners who would construct and then operate the solar plant for 20-40 years. Shortly after the sale of the project, the sales proceeds are distributed, first as a return of invested capital and then the remainder as profit distribution according to each investor's ownership percentages in the Company in proportion to their Units.

Liquidity and Capital Resources of the Project Company

To date, the Project Company has been financed via loans and capital contributions from the Managers. We plan to use the proceeds towards the completion of preconstruction development activities. The Offering proceeds will have a beneficial effect on our liquidity, as the Project Company currently has approximately $0 in cash on hand which will be augmented by the Offering proceeds and used to execute our business strategy and otherwise deployed as described elsewhere in this Offering Memorandum.

Taking into account the Offering proceeds, assuming we raise the Maximum Offering Amount, we anticipate that our cash on hand will last until the beginning of Q4 2024. Once the Offering proceeds are depleted, the Managers or their affiliates may either continue to fund the development activities of the Project Company or raise additional capital through private offerings; however, there is no guarantee that the Project Company will have additional sources of capital other than the proceeds from the Offering. Any future potential funding or capital raises will not dilute the ownership percentage of the existing investors, as only the Project Company Manager's equity ownership in the Project Company will be diluted by any additional equity ownership offerings under the Project Company Operating Agreement.

Capital Expenditures and Other Obligations of the Project Company

The Project Company may make material capital expenditures as determined from time to time by the Project Company Manager.

Trends and Uncertainties Associated with the Business of the Project Company

After reviewing the above discussion of the steps we intend to take, potential investors should consider whether achieving each step within the estimated time frame is realistic. Potential investors should also assess the consequences to us of any delays in taking these steps and whether we will need additional financing to accomplish them. Investors should also review the risk factors associated with the Project. See "*Risk Factors*" for more information.

30. **With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor:**

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this Offering Statement, of any felony or misdemeanor:

    (i) in connection with the purchase or sale of any security? [__] Yes [X] No

    (ii) involving the making of any false filing with the Commission? [__] Yes [X] No

    (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? [__] Yes [X] No

If Yes to any of the above, explain:

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this Offering Statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

    (i) in connection with the purchase or sale of any security? [__] Yes [X] No;

    (ii) involving the making of any false filing with the Commission? [__] Yes [X] No

    (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? [__] Yes [X] No

If Yes to any of the above, explain:

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

    (i) at the time of the filing of this Offering Statement bars the person from:

        (A) association with an entity regulated by such commission, authority, agency or officer? [__] Yes [X] No

        (B) engaging in the business of securities, insurance or banking? [__] Yes [X] No

        (C) engaging in savings association or credit union activities? [__] Yes [X] No

    (ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this Offering Statement? [__] Yes [X] No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange

585691.4

Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this Offering Statement:

(i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? [__] Yes [X] No

(ii) places limitations on the activities, functions or operations of such person? [__] Yes [X] No

(iii) bars such person from being associated with any entity or from participating in the offering of any penny stock? [__] Yes [X] No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this Offering Statement that, at the time of the filing of this Offering Statement, orders the person to cease and desist from committing or causing a violation or future violation of:

(i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? [__] Yes [X] No

(ii) Section 5 of the Securities Act? [__]Yes [X]No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade? [__] Yes [X] No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A Offering Statement filed with the Commission that, within five years before the filing of this Offering Statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued? [__] Yes [X] No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this Offering Statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations? [__] Yes [X] No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

OTHER MATERIAL INFORMATION

31. **In addition to the information expressly required to be included in this Form, include:**

(1) any other material information presented to investors; and

(2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

Please see the exhibits to this Offering Statement, all of which have been made available to the offerees in connection with this Offering.

ONGOING REPORTING

We will file a report electronically with the SEC annually and post the report on its website, no later than April 30 (120 days after the end of each fiscal year covered by the report). Once posted, the annual report may be found on our website at

585691.4

http://www.solariant.com/case-studies. We must continue to comply with the ongoing reporting requirements until (1) we are required to file reports under Section 13(a) or Section 15(d) of the Exchange Act; (2) we have filed at least one annual report pursuant to Regulation Crowdfunding and have fewer than 300 holders of record and has total assets that do not exceed $10,000,000; (3) we have filed at least three annual reports pursuant to Regulation Crowdfunding; (4) we or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or (5) we liquidate or dissolve our business in accordance with state law.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the Co-Issuers certify that they have reasonable grounds to believe that they meet all of the requirements for filing on Form C/A and have duly caused this Form to be signed on their behalf by the duly authorized undersigned as of the date first listed on the Offering Statement.

The Co-issuers also certify that the attached audited financial statements are true and complete in all material respects.

Two Rivers Solar LLC, Project Company

/s/ *Daniel Kim*
(Signature)

Daniel Kim
(Name)

Chief Executive Officer
(Title)

Two Rivers Solar CF SPV I LLC, Crowdfunding Vehicle

/s/ *Daniel Kim*
(Signature)

Daniel Kim
(Name)

Managing Member of Solariant Capital, LLC (Manager of the Crowdfunding Vehicle)
(Title)

[*Remaining Page Left Intentionally Blank*]

585691.4

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the date first listed on the Offering Statement.

/s/ *Daniel Kim*
_____
(Signature)

Daniel Kim
_____
(Name)

Chief Executive Officer of Two Rivers Solar LLC, and Managing Member of Solariant Capital, LLC (Manager of the Crowdfunding Vehicle)
_____
(Title)

/s/ *Kevin Kohlstedt*
_____
(Signature)

Kevin Kohlstedt
_____
(Name)

Chief Operating Officer of Two Rivers Solar LLC
_____
(Title)

585691.4

I, Daniel Kim, as the Chief Executive Officer of the Project Company and as managing member of Solariant Capital, LLC, the Manager of the Crowdfunding Vehicle, hereby certifies as of the date of this Offering Statement that:

The accompanying financial statements of the Co-Issuers, consisting of the balance sheets of Two Rivers Solar LLC for the fiscal years ended December 31, 2022, and 2023; the balance sheet of Two Rivers Solar CF SPV I LLC dated as of February 29, 2024 (inception); the statements of operations, cash flows, and member's deficit of Two Rivers Solar LLC for the period from August 22, 2022 (inception) to December 31, 2022, and for the year ended December 31, 2023; the statements of operations, cash flows, and member's deficit of Two Rivers Solar CF SPV I LLC for the period beginning on February 29, 2024 (inception) and ending March 31, 2024; and the related notes to said financial statements of the Co-Issuers (collectively, the "Financial Statement"), are true and complete in all material respects.

Two Rivers Solar LLC, Project Company

/s/ *Daniel Kim*
_____
(Signature)

Daniel Kim
_____
(Name)

Chief Executive Officer
_____
(Title)

Two Rivers Solar CF SPV I LLC, Crowdfunding Vehicle

/s/ *Daniel Kim*
_____
(Signature)

Daniel Kim
_____
(Name)

Managing Member of Solariant Capital, LLC (Manager of Crowdfunding Vehicle)
_____
(Title)

585691.4

EXHIBIT A

Form of Subscription Agreement

(See Attached)

EXHIBIT B

<u>Project Company Operating Agreement</u>

(See Attached)

EXHIBIT C

Crowdfunding Vehicle Operating Agreement

(See Attached)

EXHIBIT D

Financial Statements of Two Rivers Solar LLC

(See Attached)

EXHIBIT E

Financial Statements of Two Rivers Solar CF SPV I LLC

(See Attached)

EXHIBIT F

<u>Development Services Agreement</u>

(See Attached)

EXHBIT G

Offering Page

(See Attached)

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Andes Capital

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TWO RIVERS

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Two Rivers Project

Regulation: CF

Two Rivers is a utility-scale solar project in Georgia currently under development by Solariant Capital.

9 Days to go

Early investors get bonus rewards.

Top reasons to invest

- Direct access to solar project ownership
- Acceleration of renewable energy deployment
- Experienced developer
- Diversification to your portfolio

Carbon offset highlights

- 156,000 tons of CO_2
- Over 30,400 cars off the road
- Over 14,700 homes powered

Invest now

$250 Minimum investment

Download Form C

Offering details | Overview | Project details | Documents | FAQ | Discussion

Invest now



Complete your investment and get up to 20% additional units!

The exact number of bonus units will be calculated based on your investment commitment, and will be confirmed once the investment process is complete.

Please note the bonus tier structure* may be lowered if your investment tier crosses to another threshold.

5%   **Previous Investor Bonus:** All investors in New River Solar will receive an additional 5% bonus on their base investment.

Offering terms

Regulation	Minimum investment	Type of security
Reg CF ❓	**$250** ❓	**Crowdfunding Vehicle Units** ❓

Offering type	Price per unit	Funding goal
Equity ❓	**$1.00** ❓	**$1,235,000** ❓

Project summary



Technology ⓘ

PV

- 80MWac / 100MWdc Photovoltaic Solar on single-axis trackers
- Site: 750 acres in Camden County, Georgia
- Generation: 200,174 MWh in the first year



Carbon offset ⓘ

156,000 Tons

- Annual carbon offset: more than 156,000 tons of CO2
- Equivalent to over 30,400 cars taken off the road or
- Equivalent to over 14,700 homes powered



Project status

Under development

- Began development: Q4 2021
- Expected completion (exit/sale**): Q4 2025 (in 18-21 months)
- Completed: Site control and title search, feasibility studies, system impact study, site design and preliminary engineering, utility grid interconnection application
- In Process: Permitting, detailed engineering, offtake agreement, utility Facilities Study and Interconnection Agreement, EPC and O&M agreements

What am I investing in?

Step 1

Find and invest in a clean energy project

You will own a % of the development project based on how much you invest.

Step 2

Two Rivers uses the funds to complete the development stage

The goal is to get the project ready to be sold within 1-3 years**.

Step 3

Project get listed for sale**

If the project is sold, you'll receive a proportional share of the net capital after expenses and liabilities.

Step 4

Celebrate your Green Impact

Investing brings the world one step closer to a future powered by renewables.

** The sale or exit of the project cannot be guaranteed and if there is a sale or exit, a price cannot be guaranteed as several factors such as but not limited to market, economic conditions, and availability of buyers may affect the ability to exit the project.

More about the solar industry

How investing in solar projects works

Solar energy projects require funding, planning and preparation to become solar plants. Investors (like you) help to fund the project and may receive proceeds from the sale once completed. A developer, like Solariant Capital, handles the planning and preparation process and sells** the project to its long-term owner.



One of the biggest advantages of having an experienced developer is that they understand the process and risks associated with the project.

Solariant Capital, our parent company, has over 10 years in experience successfully developing Solar Energy Projects.

Top reasons to invest

 **Direct access to solar project ownership**
investors will own shares or units of solar projects in the U.S., an asset class traditionally reserved for institutional, accredited investors and private equity funds.

 **Acceleration of renewable energy deployment**

the speed of renewable energy deployment is critical in effectively combating global climate change. By providing access to a wider pool of development capital, developers are empowered to pursue an increased number of renewable energy projects.

⊘ Experienced developer

Solariant Capital is an experienced renewable energy developer with more than 10 years of renewable energy project development experience.

▥ Diversification to your portfolio

provides potential diversification benefits to your portfolio.

Introducing: Two Rivers Solar Project

The Two Rivers Solar Project is located in Camden County, Georgia.
This project will provide clean electricity to Georgia's electric grid and add a new power supply to the area.



Learn more about Two Rivers
Click the plus sign for project details   +

Georgia solar market

Solar energy only accounts for 3.03% of Georgia's electricity generation, indicating a lot of space for growth.



Quick facts about Georgia's renewable market

- Georgia is currently ranked 9th in the U.S. with approximately 2,668 MW in total installed capacity.

- Southern Company aims for 14 GW of renewables by 2024 (goal is to cut carbon emissions 50% by 2030).

- In its July 2019 IRP, Georgia Power says it will grow its renewable generation to 5,390MW by 2024 and increase the company's total renewable capacity to 22% of its portfolio.

- Between two 2024 RFPs, Georgia Power expects to procure a total of 2,000+ MW at of new generation resources to meet growing demand.

* This Offering involves a bonus structure based on the timing of an investment relative to the remaining number of units for sale. Bonus Crowdfunding Units will be distributed to investors based on tiers:

- Tier 1: Individuals who purchase units in this Offering until 504,300 units are sold will receive one (1) additional unit for every five (5) units purchased.
- Tier 2: Individuals who purchase units in this Offering after 504,300 units have been sold, until 1,008,600 units are sold, will receive one (1) additional unit for every ten (10) units purchased.
- Tier 3: Individuals who purchase units in this Offering after 1,008,600 units have been sold, until 1,344,800 units are sold, will receive one (1) additional unit for every 20 units purchased.
- Prior Investor Bonus: Investors who participated in the New River Solar, LLC Regulation CF offering will receive an additional 5% bonus on their base investment, in addition to any other bonus tiers.

** The sale or exit of the project cannot be guaranteed and if there is a sale or exit, a price cannot be guaranteed as several factors such as but not limited to market, economic conditions, and availability of buyers may affect the ability to exit the project.

About the team


Daniel Kim
Managing Director


Kevin Kohlstedt
Head of U.S. Renewables Development


Sachin Verma
Assistant Director of Development


Eric Kang
Director of Finance


Leesa Nayudu
VP of Power Marketing


Jacob Wilson
Assistant Director of Engineering

Project development budget


Development Start Date:
March, 2019

Item	Total
Site Control	US$260,289
Interconnection	US$115,153
Permitting and Tax Abatement	US$406,000
Environmental / Survey / Geotech	US$299,876
Preliminary Engineering	US$130,590
EPC / Offtake / Legal / Others	US$625,321
Offtake & Interconnection Security Deposit Financing Fees	US$338,650
Subtotal - Third Party Expenses	**US$2,175,880**
Subtotal - Third Party Expenses	US$2,175,880
25% Contingency (Remaining Expenses)	US$177,562
Total Development Budget	**US$2,353,442**

Total Development Budget	US$2,353,442
Funding Cost (All Tranches)	US$378,697
Development Services and Administrative Expenses	US$1,204,167
Total Budget	**US$4,113,867.53**

Project development status

Solariant Capital team members are successful, experienced project managers and developers that can effectively manage and develop projects.


This project is
54%
completed

- IN-PROGRESS Site Control and Feasibility
- IN-PROGRESS Interconnection
- IN-PROGRESS Natural Resource Studies
- IN-PROGRESS Preliminary Engineering
- IN-PROGRESS Power Marketing
- IN-PROGRESS Permitting
- IN-PROGRESS Detail Engineering/Constructability

The project's current status is outlined in the TRC report. For a detailed breakdown you can download the document here.

Project timeline

	Q1	Q2	Q3	Q4
2021				Began Development
2022			Utility Interconnection Request Submitted	
2023	CIA Complete	Utility System Impact Study Complete	Utility Facilities Study Complete	
2024		Power Purchase Agreement Executed (expected)		
2025	Interconnection Agreement Executed (expected)			Expected Exit/Sale**

** The sale or exit of the project cannot be guaranteed and if there is a sale or exit, a price cannot be guaranteed as several factors such as but not limited to market, economic conditions, and availability of buyers may affect the ability to exit the project.

Documents

 Form C Offering Document

 TRC (Third-Party) Technical Due Diligence Report

Frequently asked questions

What are Investment Limits for Reg CF funds?

Anyone can invest in a Regulation Crowdfunding offering. Because of the risks involved with this type of investing, however, you may be limited in how much you can invest during any 12-month period in these transactions. If you are an accredited investor (see definition below), then there are no limits on how much you can invest.

For Non-Accredited Investors (most fall into this category) the limitation on how much you can invest depends on your net worth and annual income.

If either your annual income or your net worth is less than $124,000, then during any 12-month period, you can invest up to the greater of either $2,500 or 5% of the greater of your annual income or net worth.

If both your annual income and your net worth are equal to or more than $124,000, then during any 12-month period, you can invest up to 10% of annual income or net worth, whichever is greater, but not to exceed $124,000.

What is an Accredited Investor?

How does the online investment process work for this Reg CF opportunity?

How long can this take?

Who is Andes Capital Group?

How does Andes Capital Group get compensated?

Am I now a customer of Andes Capital Group?

Why do I give information such as DOB, SSN, Driver's License or







Passport Details, Annual Income or Net Worth?

Where can I direct questions about the Issuer to get additional information? +

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Discussion

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IMPORTANT NOTICE

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF TWO RIVERS SOLAR CF SPV I, LLC and TWO RIVERS SOLAR, LLC AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. ALL INVESTORS SHOULD READ THE OFFERING MEMORANDUM PROVIDED IN CONJUNCTION WITH THIS OFFERING. INVESTMENTS OPPORTUNITIES POSTED ON THIS WEBSITE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT. TWO RIVERS SOLAR CF SPV I, LLC and TWO RIVERS SOLAR, LLC ARE NOT A BROKER/DEALER, DO NOT OFFER INVESTMENT ADVICE OR RECOMMENDATIONS WITH RESPECT TO ANY SECURITIES. THIS OFFERING UNDER REGULATION CROWDFUNDING IS BEING CONDUCTED

OFFER INVESTMENT ADVICE OR RECOMMENDATIONS WITH RESPECT TO ANY SECURITIES. THIS OFFERING UNDER REGULATION CROWDFUNDING IS BEING CONDUCTED THROUGH ANDES CAPITAL GROUP, LLC ("ANDES CAPITAL"), MEMBER OF THE FINANCIAL INDUSTRY REGULATORY AUTHORITY ("FINRA"). ALL SECURITIES POSTED ON THIS WEBSITE ARE OFFERED BY, AND ALL INFORMATION INCLUDED ON THIS SITE IS THE RESPONSIBILITY OF, TWO RIVERS SOLAR CF SPV I, LLC and TWO RIVERS SOLAR, LLC. ANDES CAPITAL CANNOT VERIFY THE ADEQUACY, ACCURACY OR COMPLETENESS OF ANY INFORMATION. NEITHER ANDES CAPITAL NOR ANY OF ITS OFFICERS, DIRECTORS, AGENTS, AND EMPLOYEES MAKES ANY WARRANTY, EXPRESS OR IMPLIED, OF ANY KIND WHATSOEVER RELATED TO THE ADEQUACY, ACCURACY OR COMPLETENESS OF ANY INFORMATION ON THIS SITE OR THE USE OF INFORMATION ON THIS SITE. ANDES CAPITAL, IS A BROKER-DEALER REGISTERED WITH THE SEC AND MEMBER FINRA / SIPC. FINRA 'S BROKERCHECK. TWO RIVERS SOLAR CF SPV I, LLC and TWO RIVERS SOLAR, LLC AND ANDES CAPITAL ARE INDEPENDENT AND UNAFFILIATED ENTITIES.

FORWARD-LOOKING STATEMENTS

ALL STATEMENTS, OTHER THAN STATEMENTS OF HISTORICAL FACT, CONTAINED ON THIS WEBSITE CONSTITUTE "FORWARD-LOOKING STATEMENTS" AND ARE BASED ON THE REASONABLE EXPECTATIONS, ESTIMATES, AND PROJECTIONS OF TWO RIVERS SOLAR CF SPV I, LLC and TWO RIVERS SOLAR, LLC (THE "COMPANY") AND THE COMPANY'S MANAGEMENT AS OF THE DATE OF LAUNCHING THIS WEBSITE. THE WORDS "PLANS," "EXPECTS," OR "DOES NOT EXPECT," "IS EXPECTED," "BUDGET," "ANTICIPATES", "SCHEDULED," "ESTIMATES," "FORECASTS," "INTENDS," "ANTICIPATES," OR "DOES NOT ANTICIPATE," OR "BELIEVES," OR VARIATIONS OF SUCH WORDS AND PHRASES OR STATEMENTS THAT CERTAIN ACTIONS, EVENTS OR RESULTS "MAY," "COULD," "WOULD," "MIGHT," "WILL" OR "WILL BE TAKEN," "OCCUR" OR "BE ACHIEVED" AND SIMILAR EXPRESSIONS IDENTIFY FORWARD-LOOKING STATEMENTS. FORWARD-LOOKING STATEMENTS INCLUDE, WITHOUT LIMITATION, STATEMENTS REGARDING OUR PROJECTED NUMBER OF SALES, REVENUES, VALUATION, INVESTMENT RETURNS, EXPECTED CUSTOMER DEMAND, AND THE COMPANY'S BUSINESS STRATEGY. FORWARD-LOOKING STATEMENTS ARE NECESSARILY BASED UPON A NUMBER OF ESTIMATES AND ASSUMPTIONS THAT, WHILE CONSIDERED REASONABLE BY THE COMPANY'S MANAGEMENT AS OF THE DATE OF SUCH STATEMENTS, ARE INHERENTLY SUBJECT TO SIGNIFICANT BUSINESS, ECONOMIC AND COMPETITIVE UNCERTAINTIES, AND CONTINGENCIES. THE ESTIMATES AND ASSUMPTIONS CONTAINED ON THIS WEBSITE, WHICH MAY PROVE TO BE INCORRECT, INCLUDE, BUT ARE NOT LIMITED TO, THE VARIOUS ASSUMPTIONS OF THE COMPANY SET FORTH HEREIN. KNOWN AND UNKNOWN FACTORS COULD CAUSE THE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE PROJECTED IN THE FORWARD-LOOKING STATEMENTS. SUCH FACTORS INCLUDE, BUT ARE NOT LIMITED TO, OUR SUCCESS IN RAISING CAPITAL THROUGH OUR REGULATION CF OFFERING, OUR PROJECTED TIME FRAMES, CHANGES IN DEMAND, INDUSTRY COMPETITION, LEGISLATIVE, FISCAL, AND REGULATORY DEVELOPMENTS, ECONOMIC AND FINANCIAL MARKET CONDITIONS, INCLUDING BUT NOT LIMITED TO THE CURRENT COVID-19 GLOBAL PANDEMIC. MORE INFORMATION ON THE FACTORS, RISKS, AND UNCERTAINTIES THAT COULD CAUSE OR CONTRIBUTE TO SUCH DIFFERENCES IS INCLUDED IN OUR FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION, INCLUDING IN THE "RISK FACTORS" SECTIONS OF OUR OFFERING STATEMENT ON FORM C. MANY OF THESE UNCERTAINTIES AND CONTINGENCIES CAN AFFECT THE COMPANY'S ACTUAL RESULTS AND COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE EXPRESSED OR IMPLIED IN ANY FORWARD-LOOKING STATEMENTS MADE BY OR ON BEHALF OF THE COMPANY. THERE CAN BE NO ASSURANCE THAT FORWARD-LOOKING STATEMENTS WILL PROVE TO BE ACCURATE, AS ACTUAL RESULTS AND FUTURE EVENTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN SUCH STATEMENTS. ALL OF THE FORWARD-LOOKING STATEMENTS MADE ON THIS WEBSITE ARE QUALIFIED BY THESE CAUTIONARY STATEMENTS. THESE FACTORS ARE NOT INTENDED TO REPRESENT A COMPLETE LIST OF THE FACTORS THAT COULD AFFECT THE COMPANY. THE COMPANY DISCLAIMS ANY INTENTION OR OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, EXCEPT TO THE EXTENT REQUIRED BY APPLICABLE LAW OR REGULATION. THE INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS AS THEY ARE MEANT FOR ILLUSTRATIVE PURPOSES AND DO NOT REPRESENT GUARANTEES OF FUTURE RESULTS, LEVELS OF ACTIVITY, PERFORMANCE, OR ACHIEVEMENTS. THE MANAGERS HAVE DEVELOPED A BUSINESS PLAN TO GROW THE COMPANY RAPIDLY. HOWEVER, WE SUGGEST INVESTORS CAREFULLY READ OUR OFFERING CIRCULAR AND UNDERSTAND THE RISKS ASSOCIATED WITH INVESTING IN AN EARLY-STAGE COMPANY.

REFUND POLICY

YOU MAY CANCEL YOUR INVESTMENT AT ANYTIME, FOR ANY REASON UNTIL 48 HOURS PRIOR TO A CLOSING OCCURRING. IF YOU HAVE ALREADY FUNDED YOUR INVESTMENT AND YOUR FUNDS ARE IN ESCROW, YOUR FUNDS WILL BE PROMPTLY REFUNDED TO YOU UPON CANCELLATION. TO SUBMIT A REQUEST TO CANCEL YOUR INVESTMENT PLEASE EMAIL INVESTMENTS@ANDESCAP.COM WITH REFERENCE TO YOUR INVESTMENT DETAILS AND YOUR CONTACT INFORMATION.

Copyright 2024

EXHIBIT H

<u>TTW Material</u>

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